

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
SEP 09 2010
WASH, D.C.
193
SECTION

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant ☑ Filed by a Party other than the Registrant ☐

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☐ Preliminary Proxy Statement
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☑ Definitive Proxy Statement
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☐ Soliciting Material Pursuant to Section 240.14a-12

ADVANSOURCE BIOMATERIALS CORPORATION

(Name of Registrant as Specified in its Charter)

N/A

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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ADVANSOURCE BIOMATERIALS CORPORATION

229 Andover Street
Wilmington, MA 01887
www.advbiomaterials.com
info@advbiomaterials.com

August 4, 2010

To the Stockholders of AdvanSource Biomaterials Corporation:

AdvanSource Biomaterials Corporation (the "Company") is pleased to send you the enclosed notice of the Annual Meeting of Stockholders (the "Meeting") to be held Tuesday, September 14, 2010, at 10:00 a.m. (EST) at the offices of Seyfarth Shaw LLP located at Two Seaport Lane, Suite 300, Boston, MA 02210, for the following purposes:

(1) To elect two (2) Class II Directors to hold office until their successors shall be elected and shall have qualified; and

(2) To ratify the selection of Caturano and Company, Inc. as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2011.

Please review the Company's Proxy Statement and Annual Report on Form 10-K carefully. If you have any questions regarding these materials, please do not hesitate to call me at (978) 657-0075.

Sincerely yours,



Michael F. Adams
President and Chief Executive Officer
AdvanSource Biomaterials Corporation

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING PLEASE VOTE BY COMPLETING AND SIGNING A PROXY CARD AND RETURNING IT PROMPTLY TO THE COMPANY, BY TELEPHONE AT 800-690-6903 OR BY INTERNET AT WWW.PROXYVOTE.COM, IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES AT THE MEETING.

ADVANSOURCE BIOMATERIALS CORPORATION

229 Andover Street
Wilmington, MA 01887

NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS

To Be Held on September 14, 2010

The Annual Meeting of Stockholders (the "Meeting") of AdvanSource Biomaterials Corporation (the "Company") will be held Tuesday, September 14, 2010, at 10:00 a.m. (EST) at the offices of Seyfarth Shaw LLP located at Two Seaport Lane, Suite 300, Boston, MA 02210, for the following purposes:

(1) To elect two (2) Class II Directors to hold office until their successors shall be elected and shall have qualified; and

(2) To ratify the selection of Caturano and Company, Inc. as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2011.

The Board has fixed the close of business on July 16, 2010 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote and act at, the Meeting and only stockholders of record at the close of business on the Record Date are entitled to notice of, and to vote and act at, the Meeting.

For a period of ten (10) days prior to the Meeting, a stockholders list will be kept at the Company's office and shall be available for inspection by stockholders during usual business hours. A stockholders list will also be available for inspection at the Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on September 14, 2010:

- **This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.**
- **The Proxy Statement, including a form of Proxy Card, and the Company's Annual Report on Form 10-K for the year ended March 31, 2010 are available through www.proxyvote.com.**
- **If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below on or before September 1, 2010 to facilitate timely delivery:**
  - **By Internet at www.proxyvote.com.**
  - **By telephone at 800-579-1639; or**
  - **By e-mail at sendmaterial@proxyvote.com.**

Stockholders are cordially invited to attend the Meeting in person. However, please vote by completing and signing a proxy card and returning it promptly to the Company; by telephone at 800-690-6903; or by internet at **www.proxyvote.com**. If you choose, you may still vote in person at the Meeting even though you previously voted by submitting a proxy card, by telephone or internet.

By Order of the Board of Directors,



Michael F. Adams, *Secretary*

Wilmington, Massachusetts
August 4, 2010

ADVANSOURCE BIOMATERIALS CORPORATION

229 Andover Street
Wilmington, Massachusetts 01887
(978) 657-0075

PROXY STATEMENT

For the 2010 Annual Meeting of Stockholders to be Held on September 14, 2010

GENERAL MATTERS

This proxy is solicited by the Board of Directors (the "Board") of AdvanSource Biomaterials Corporation (the "Company" or "AdvanSource"), a Delaware corporation, for use at the 2010 Annual Meeting of Stockholders (the "Annual Meeting") to be held at the offices of Seyfarth Shaw LLP at Two Seaport Lane, Suite 300, Boston, MA 02210 on Tuesday, September 14, 2010, at 10:00 a.m., local time, and at any adjournments or postponements of that meeting.

Shares represented by a properly executed and delivered proxy will be voted at the Annual Meeting and, when instructions have been given by the stockholder, will be voted in accordance with those instructions. If no instructions are given in a properly executed proxy, the shares shall be voted in favor of all of the matters set forth in our Notice of 2010 Annual Meeting of Stockholders.

Our Notice of 2010 Annual Meeting of Stockholders, this Proxy Statement, a form of Proxy Card, and our Annual Report on Form 10-K for the year ended March 31, 2010 are available at www.advbiomaterials.com/annual_report.html. You may also request copies of these materials by telephone at 800-579-1639 or by e-mail at sendmaterial@proxyvote.com.

Quorum and Vote Requirement

On July 16, 2010, the record date for the determination of stockholders entitled to notice and to vote at the Annual Meeting (the "Record Date"), there were issued and outstanding and entitled to vote an aggregate of 21,201,694 shares of common stock of AdvanSource, $0.001 par value per share ("Common Stock"). Each share of Common Stock is entitled to one vote.

Stockholder votes will be tabulated by the persons appointed by the Board of Directors to act as inspectors of election for the Annual Meeting. The holders of a majority of the shares of Common Stock issued and outstanding and entitled to vote on each matter presented at the Annual Meeting shall constitute a quorum for such matter. Shares of Common Stock present in person or represented by proxy will be counted for purposes of determining whether a quorum exists for a matter presented at the Annual Meeting. Shares that abstain from voting as to a particular matter, and broker non-votes will each be counted as present for purposes of determining whether a quorum is present at the Meeting. A broker non-vote occurs when a broker submits a proxy card with respect to shares of Common Stock held in a fiduciary capacity (typically referred to as being held in "street name"), but declines to vote on a particular matter because the broker has not received voting instructions from the beneficial owner.

The affirmative vote of holders of a plurality of votes cast by stockholders entitled to vote is required for the election of directors. The affirmative vote of the holders of a majority of the votes cast by stockholders present in person or by proxy and entitled to vote is required for the ratification of Caturano and Company, Inc. as our independent registered public accounting firm.

Abstentions will have no effect on the outcome of the election of directors, but will be counted as a vote AGAINST the ratification of Caturano and Company, Inc. as our independent registered public accounting firm for the fiscal year ending March 31, 2011. Broker non-votes will have no effect on the outcome of the election of directors or the ratification of Caturano and Company, Inc. as our independent registered public accounting firm. Under Rule 577 of the NYSE Amex, which governs brokers who are voting with respect to shares held in street name, a broker may have the discretion to vote such shares on routine matters, such as the ratification of independent registered public accountants, and other matters that do not involve a merger, consolidation or any matter which may affect substantially the rights or privileges of stockholders. Accordingly, brokers will have the discretion to vote a proxy without instructions from the record holder for the ratification of Caturano and Company, Inc. as our independent registered public accounting firm, but will not be permitted to cast a vote on the election of directors.

Solicitation of Proxies

All costs of solicitation of proxies will be borne by AdvanSource. In addition to solicitations by mail, AdvanSource's directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews and AdvanSource reserves the right to retain outside agencies for the purpose of soliciting proxies. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and AdvanSource will reimburse them for their reasonable out-of-pocket expenses incurred in connection with the distribution of proxy materials.

Householding

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our Notice of 2010 Annual Meeting of Stockholders may have been sent to multiple stockholders in the same household. We will promptly deliver a separate copy of our Notice of 2010 Annual Meeting of Stockholders, the Proxy Statement, the form of Proxy Card and our Annual Report on Form 10-K for the year ended March 31, 2010 to any stockholder upon request by writing or calling us at the following address or phone number: AdvanSource Biomaterials Corporation, 229 Andover Street, Wilmington, MA 01887, Attention: Investor Relations or by calling (978) 657-0075. Any stockholder who wants to receive separate copies of the annual report and proxy statement in the future, or who is currently receiving multiple copies and would like to receive only one copy for his or her household, should contact his or her bank, broker or other nominee record holder, or contact us at the above address and phone number.

Revoking a Previously Delivered Proxy

A proxy that is properly submitted may be revoked at any time before it is exercised. For a stockholder "of record," meaning one whose shares are registered in his or her own name, to revoke a proxy, the stockholder may either: (i) send another signed proxy card with a later date to the address indicated on the proxy card; (ii) send a letter revoking the stockholder's proxy to our Secretary at our principal address; (iii) cast his vote by telephone or internet; or (iv) attend the Annual Meeting and vote in person.

A "beneficial holder" whose shares are registered in another name, for example in "street name," must follow the procedures required by the holder of record, which is usually a brokerage firm or bank, to revoke a proxy. You should contact the holder of record directly for more information on these procedures.

Voting in Person

Stockholders of record that attend the Annual Meeting and wish to vote in person will be given a ballot at the meeting. If your shares are held in "street name," or are otherwise not registered in your name, you will need to obtain a "legal proxy" from the holder of record and present it at the meeting.

Cumulative Voting

The holders of shares of our Common Stock are not entitled to any cumulative voting under Delaware law.

Appraisal Rights

Under Delaware law, the holders of shares of our common stock will not have appraisal or similar rights in connection with any proposal set forth in this proxy statement.

PROPOSAL 1

ELECTION OF DIRECTORS

Pursuant to Section 141(d) of the Delaware General Corporation Law and Section A of the Fifth Article of our Charter, the Board is currently divided into three (3) classes having staggered terms of three (3) years each. Under Article III, Section 1 of our By-laws, the Board may determine the total number of directors and the number of directors to be elected at any annual meeting or special meeting in lieu thereof. The Board has fixed at two (2) the number of Class II Directors to be elected at the Meeting. At the Meeting, the stockholders will be asked to elect Mr. William J. O'Neill, Jr. and Mr. Michael L. Barretti as Class II Directors to serve in such capacity until the 2013 Annual Meeting or until his successor is duly elected and qualified.

The affirmative vote of holders of a plurality of votes cast by stockholders entitled to vote is required for the election of directors. Abstentions and broker non-votes will have no effect on the outcome of the election of directors. It is the intention of the persons named in the enclosed proxy to vote to elect the nominees named above, who are incumbent directors and have consented to serve if elected.

Board Recommendation

The Board believes the election of William J. O'Neill, Jr. and Michael L. Barretti as our Class II Directors for the ensuing three (3) years is in our best interests and those of our stockholders and recommends a vote FOR such nominees.

Our Nominees and Directors, including their ages as of July 15, 2010, are as follows:

Name	Age	Class	Position
Michael F. Adams	54	I	Director President & Chief Executive Officer
William J. O'Neill, Jr.	68	II	Nominee for Director* Chairman of the Board
Anthony J. Armini, Ph.D.	72	I	Director
Michael L. Barretti	65	II	Nominee for Director*
Jeremiah E. Dorsey	65	III	Director

* Nominee for election as a director at this Meeting.

There are no family relationships between any director, executive officer, or person nominated or chosen to become a director or executive officer.

Nominees for Election of Class II Directors Whose Terms Expire at the 2013 Annual Meeting

William J. O'Neill, Jr.

Mr. O'Neill has been our director since May 2004 and was appointed as Chairman on August 7, 2006. Mr. O'Neill is currently the Dean of the Frank Sawyer School of Management at Suffolk University in Boston, Massachusetts. Prior to this appointment, Mr. O'Neill spent thirty years (1969-1999) with the Polaroid Corporation, where he held the positions of Executive Vice President of the Corporation, President of Corporate Business Development, and Chief Financial Officer. He was also Senior Financial Analyst at Ford Motor Company. Mr. O'Neill was a Trustee at the Dana Farber Cancer Institute, and is currently a member of the Massachusetts Bar Association, a member of the Board of Directors of the Greater Boston Chamber of Commerce, and serves on the Board of Directors of Concord Camera and EDGAR Online, Inc.. He earned a BA at Boston College in mathematics, a MBA in finance from Wayne State University, and a JD from Suffolk University Law School.

Our Board of Directors has concluded that Mr. O'Neill is uniquely qualified to serve as a director and Chairman of our Board based on his past and current leadership and executive roles, financial skills and overall business judgment.

Michael L. Barretti

Mr. Barretti has been our director since January 1998. Mr. Barretti is the Director of Executive Education and professor of marketing at Suffolk University in Boston. Mr. Barretti has been the President of Cool Laser Optics, Inc., a company which commercializes optical technology specific to the medical laser industry, since July 1996. From September 1994 to July 1996, Mr. Barretti was Vice President of Marketing for Cynosure, Inc., a manufacturer of medical and scientific lasers. From June 1987 to September 1994, Mr. Barretti was a principal and served as Chief Executive Officer of NorthFleet Management Group, a marketing management firm serving the international medical device industry. From January 1991 to May 1994, Mr. Barretti also acted as President of Derma-Lase, Inc., the U.S. subsidiary of a Glasgow, Scotland supplier of solid-state laser technologies to the medical field. Mr. Barretti received his BA from St. Johns University and an MBA from Suffolk University. Mr. Barretti is retired as a United States Marine Corps officer.

Our Board of Directors has concluded that Mr. Barretti is uniquely qualified to serve as a director based on his experience and leadership roles with medical device companies; his tenure with us, which dates back to January 1998; and marketing expertise at both the corporate and academic levels.

Continuing Class I Directors Whose Terms Expire at the 2012 Annual Meeting

Michael F. Adams

Mr. Adams has been our director since May 1999. Mr. Adams was appointed as our President & Chief Executive Officer on August 7, 2006. From April 1, 2006 until August 7, 2006, Mr. Adams was our Vice President of Regulatory Affairs and Business Development. Prior to April 2006, Mr. Adams was the Vice President of PLC Systems, Inc. Prior to joining PLC Systems in September 2000, Mr. Adams was Vice President of Assurance Medical, Inc. Prior to joining Assurance Medical in June 1999, Mr. Adams was the Chief Operating Officer and Vice President of Regulatory Affairs and Quality Assurance of CardioTech from June 1998 to May 1999. From November 1994 through June 1998, Mr. Adams served as the Vice President of Cytyc Corporation. Mr. Adams received a BS from the University of Massachusetts.

Our Board has concluded that Mr. Adams is an appropriate person to represent management on our Board of Directors given his position as our Chief Executive Officer, his tenure with us, which dates back to June 1998, his professional credentials, and his standing in the medical community, including expertise in regulatory and operational matters as they relate to the development, production, marketing and sales of medical devices.

Anthony J. Armini, Ph.D.

Dr. Armini has been our director since August 2000. Dr. Armini was the President, Chief Executive Officer, and Chairman of the Board of Directors of Implant Science Corporation from 1984 through 2007. From 1972 to 1984, prior to founding Implant Sciences, Dr. Armini was Executive Vice President at Spire Corporation. From 1967 to 1972, Dr. Armini was a Senior Scientist at McDonnell Douglas Corporation. Dr. Armini received his Ph.D. in nuclear physics from the University of California, Los Angeles in 1967. Dr. Armini is the author of twenty-two patents and fourteen publications in the field of implant technology. Dr. Armini has over thirty years of experience in the development of total knee and hip implants, coronary stents, and radiation therapy implants; and fifteen years experience with ion implantation in the medical and semiconductor fields.

Our Board has concluded that Dr. Armini's education and background in nuclear physics, coupled with his experience as Founder, Chairman and Chief Executive Officer of Implant Sciences Corporation, where he applied his educational and technical experience in the development of medical devices and coatings using ion implantation technologies, provide him with a unique background and skill set that qualify him to serve on our Board. Also, Dr. Armini's leadership role as the CEO of a public company and knowledge of related corporate governance matters make him well-suited to serve as a member of our Board.

Directors Continuing in Office

The following individual is a continuing director and is not standing for election this year:

Continuing Class III Director Whose Term Expires at the 2011 Annual Meeting

Jeremiah E. Dorsey

Mr. Dorsey has been our director since May, 2004. Mr. Dorsey retired in 2002. From 1992 to 2002, Mr. Dorsey was President and Chief Operating Officer of The West Company (Lionville, PA), a leading supplier of components to the pharmaceutical, medical device and dental businesses. From 1990 to 1992, Mr. Dorsey was President and Chief Executive Officer of Foster Medical (Waltham, MA), a supplier of hospital equipment. From 1988 to 1990, he was President of Towles Housewares Company (Newburyport, MA), and Vice President and Board Member of J&J Dental Products Company (East Windsor, NJ), a world leader in composite materials, dental amalgams, cleaning and polishing products. Mr. Dorsey received a BA from Assumption College and an MBA from Fairleigh Dickinson University.

Our Board concluded that Mr. Dorsey was qualified to serve as a member of our Board based on his leadership role and experience with medical device companies and suppliers to medical device and pharmaceutical companies. However, since November 2007, due to health reasons, Mr. Dorsey has been unable to participate as an active member of our Board. Mr. Dorsey's term will expire at our 2011 annual meeting at which time the Board will not re-nominate Mr. Dorsey for consideration as a continuing member of our Board.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Corporate Governance and Guidelines

AdvanSource's Board of Directors has long believed that good corporate governance is important to ensure that AdvanSource is managed for the long-term benefit of stockholders. During the past year, AdvanSource's Board of Directors has continued to review its governance practices in light of the Sarbanes-Oxley Act of 2002 and recently revised SEC rules and regulations. This section describes key corporate governance guidelines and practices that we have adopted. Complete copies of the corporate governance guidelines, committee charters and code of ethics described below are available on our website at www.advbiomaterials.com, and any amendments to any of the foregoing corporate governance documents or any waivers of our code of ethics will be posted on our website. Alternatively, you can request a copy of any of these documents by writing to the Acting Chief Financial Officer, AdvanSource Biomaterials Corporation, 229 Andover Street, Wilmington, MA 01887.

The Board has adopted corporate governance guidelines to assist the Board in the exercise of its duties and responsibilities and to serve in our best interests and those of its stockholders. These guidelines, which provide a framework for the conduct of the Board's business, include that:

- the principal responsibility of the directors is to oversee our management;
- a majority of the members of the Board shall be independent directors;
- the non-management directors meet regularly in executive session; and
- directors have full and free access to management and, as necessary and appropriate, independent advisors.

Independence of the Board of Directors

The Board of Directors has adopted director independence guidelines that are consistent with the definitions of "independence" as set forth in Section 301 of the Sarbanes-Oxley Act of 2002, Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and NYSE Amex listing standards. In accordance with these guidelines, the Board of Directors has reviewed and considered facts and circumstances relevant to the independence of each of our directors and director nominees and has determined that, each of our non-management directors qualifies as "independent" under NYSE Amex listing standards.

Board Attendance

The Board met four (4) times during the year ended March 31, 2010. With the exception of Mr. Dorsey, each director attended in excess of 75% of the total number of meetings of the Board and of committees of the Board on which he served during fiscal 2010. Our 2009 Annual Meeting was attended by all directors except Mr. Dorsey. The non-management members of the Board regularly meet, without any members of management present, at each scheduled Board of Directors meeting. The members of the Board and its committees did not act by unanimous written consent during the year ended March 31, 2010 pursuant to Delaware law. We do not have a formal policy regarding attendance at the Annual Meeting by directors, but we strongly encourage all directors to attend the Annual Meeting.

Committees of the Board of Directors

The Board of Directors has an Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. The membership of each, as of July 15, 2010, is indicated in the table below.

Directors	Audit	Compensation	Nominating/ Corporate Governance
William J. O'Neill, Jr.	Chair		
Michael L. Barretti		Chair	Chair
Anthony J. Armini	X	X	X
Jeremiah E. Dorsey			

The Board of Directors has determined that all of the members of each committee are independent as defined under the NYSE Amex rules, including, in the case of all members of the Audit Committee, the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In addition, all of the members of the Audit Committee are independent as defined by the NYSE Amex rules that apply to us until the date of the Annual Meeting and otherwise satisfy the NYSE Amex eligibility requirements for Audit Committee membership.

Audit Committee

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Board has designated from among its members Mr. William J. O'Neill, Jr. and Dr. Anthony J. Armini as the members of the Audit Committee. The primary functions of the Audit Committee are to represent and assist the Board of Directors with the oversight of:

- appointing, approving the compensation of, and assessing the independence of the our independent auditors;
- overseeing the work of our independent auditors, including through the receipt and consideration of certain reports from the independent auditors;
- reviewing and discussing with management and the independent auditors our annual and quarterly financial statements and related disclosures;
- coordinating the Board of Director's oversight of our internal control over financial reporting, disclosure controls and procedures and code of conduct and ethics;
- establishing procedures for the receipt and retention of accounting related complaints and concerns;
- meeting independently with our internal auditing staff, independent auditors and management; and
- preparing the audit committee report required by SEC rules.

The Board of Directors has determined that Mr. O'Neill is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K. Mr. O'Neill also acts as the Chairman of the Audit Committee.

During the fiscal year ended March 31, 2010, the Audit Committee met four (4) times. The responsibilities of the Audit Committee are set forth in its written charter, which is posted on our website at www.advbiomaterials.com under the "Investor Relations – Corporate Governance" section.

Compensation Committee

The Compensation Committee consists of Mr. Michael L. Barretti, chairman, and Dr. Anthony J. Armini. The Compensation Committee is responsible for implementing our compensation philosophies and objectives, establishing remuneration levels for our executive officers and implementing our incentive programs, including our equity compensation plans. The Board of Directors has determined that each of the members of the Compensation Committee is an "independent" director within the meaning of the NYSE Amex listing standards, a "Non-Employee" director as defined in Rule 16b-3 of the Exchange Act, and an "Outside" director as defined in Section 162(m) of the Internal Revenue Code, as amended. The Compensation Committee met one time in fiscal 2010.

Compensation is paid to our executive officers in both fixed and discretionary amounts which are established by the Board of Directors based on existing contractual agreements and the determinations of the Compensation Committee. Pursuant to its charter, the responsibilities of the Compensation Committee are (i) to assist the Board of Directors in discharging its responsibilities in respect of compensation of our senior executive officers; (ii) review and analyze the appropriateness and adequacy of our annual, periodic or long-term incentive compensation programs and other benefit plans and administer those compensation programs and benefit plans; and (iii) review and recommend compensation for directors, consultants and advisors. Except for the delegation of authority to the Chief Executive Officer to grant certain de minimus equity compensation awards to our non-executive employees, the Compensation Committee has not delegated any of its responsibilities to any other person.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee consists of Mr. Michael L. Barretti, chairman, and Dr. Anthony J. Armini. The Nominating/Corporate Governance Committee's responsibilities include identifying individuals qualified to become Board members; recommending to the Board the persons to be nominated for election as directors and to each of the Board's committees; and reviewing and making recommendations to the Board with respect to management succession planning. During the fiscal year ended March 31, 2010, the Nominating/Corporate Governance Committee met once in a joint meeting with the full Board of Directors in connection with the unanimous approval by the Board of Directors of the nominees for election as Class II Director at our 2010 annual meeting of stockholders to be held on September 14, 2010. The responsibilities of the Nominating/Corporate Governance Committee are set forth in its written charter, which is posted on our website at www.advbiomaterials.com under the "Investors – Corporate Governance" section.

Board Leadership Structure

The Board has appointed Mr. William J. O'Neill, Jr., an independent director, to serve as the Chairman of the Board of Directors. The Board has elected to separate the Chairman function from that of the Chief Executive Officer, who serves as our principal executive officer, due to a belief that separating these functions, and empowering an independent director to chair the Board meetings, will result in increased Board oversight of management activities.

Director Nomination Procedures

The nominating committee assesses the appropriate size of the Board of Directors, and whether any vacancies on the Board of Directors are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the committee utilizes a variety of methods for identifying and evaluating director candidates. Candidates may come to the attention of the committee through current directors, professional search firms, stockholders or other persons. Once the committee has identified a prospective nominee, the committee will evaluate the prospective nominee in the context of the then current constitution of the Board of Directors and will consider a variety of other factors, including the prospective nominee's business, finance and financial reporting experience, and attributes that would be expected to contribute to an effective Board of Directors. The committee seeks to identify nominees who possess a wide range of experience, skills, areas of expertise, knowledge and business judgment. Successful nominees must have a history of superior performance or accomplishments in their professional undertakings and should have the highest personal and professional ethics and values. The committee does not evaluate stockholder nominees differently than any other nominee.

Pursuant to procedures set forth in our bylaws, our nominating committee will consider stockholder nominations for directors if we receive timely written notice, in proper form, of the intent to make a nomination at a meeting of stockholders. To be timely, the notice must be received within the time frame identified in our bylaws, a discussion of which appears below under the heading "Deadline For Submission of Stockholder Proposals." To be in proper form, the notice must, among other matters, include each nominee's written consent to serve as a director if elected, a description of all arrangements or understandings between the nominating stockholder and each nominee and information about the nominating stockholder and each nominee. These requirements are detailed in our bylaws, which were filed as Appendix D to our definitive proxy statement on Schedule 14A as filed with the SEC on August 30, 2007. A copy of our bylaws will be provided upon written request to the Acting Chief Financial Officer at AdvanSource Biomaterials Corporation, 229 Andover Street, Wilmington, MA 01887.

Code of Conduct and Ethics

We have adopted a code of ethics that applies to our chief executive officer and acting chief financial officer. The code of ethics is posted on our website at www.advbiomaterials.com. We intend to include on our website any amendments to, or waivers from, a provision of our code of ethics that applies to our chief executive officer or acting chief financial officer that relates to any element of the code of ethics definition enumerated in Item 406 of Regulation S-K.

Stockholder Communications with the Board of Directors

Pursuant to procedures set forth in our bylaws, our nominating committee will consider stockholder nominations for directors if we receive timely written notice, in proper form, of the intent to make a nomination at a meeting of stockholders. To be timely, the notice must be received within the time frame identified in our bylaws, discussed below. To be in proper form, the notice must, among other matters, include each nominee's written consent to serve as a director if elected, a description of all arrangements or understandings between the nominating stockholder and each nominee and information about the nominating stockholder and each nominee. These requirements are detailed in our bylaws, which were filed as Appendix D to our definitive proxy statement on Schedule 14A as filed with the SEC on August 30, 2007. A copy of our bylaws will be provided upon written request.

The Board will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. Stockholders who wish to send communications on any topic to the Board should address such communications to Board of Directors c/o Acting Chief Financial Officer, AdvanSource Biomaterials Corporation, 229 Andover Street, Wilmington, MA 01887.

NAMED EXECUTIVE OFFICERS

The named executive officers, their age and position at AdvanSource, as well as certain biographical information of these individuals, is set forth below. The age of these individuals are provided as of July 15, 2010.

Name	Age	Position
Named Executive Officer		
Michael F. Adams	54	President, Chief Executive Officer and Director
Financial Consultant and Acting Chief Financial Officer		
David Volpe	55	Acting Chief Financial Officer

Named Executive Officer

Michael F. Adams has been our director since May 1999. Mr. Adams was appointed as our President & Chief Executive Officer on August 7, 2006. From April 1, 2006 until August 7, 2006, Mr. Adams was the our Vice President of Regulatory Affairs and Business Development. Prior to April 2006, Mr. Adams was the Vice President of PLC Systems, Inc. Prior to joining PLC Systems in September 2000, Mr. Adams was Vice President of Assurance Medical, Inc. Prior to joining Assurance Medical in June 1999, Mr. Adams was the Chief Operating Officer and Vice President of Regulatory Affairs and Quality Assurance of CardioTech from June 1998 to May 1999. From November 1994 through June 1998, Mr. Adams served as the Vice President of Cytyc Corporation. Mr. Adams received a BS from the University of Massachusetts.

Financial Consultant and Acting Chief Financial Officer

David Volpe was appointed as our Acting Chief Financial Officer on March 3, 2009. Mr. Volpe has over 22 years of experience in executive level financial management, business development, merger and acquisition, strategic turnaround, investor relations, and private and public financing. From April 2003 through the date of his appointment as Acting Chief Financial Officer, Mr. Volpe was the strategic and financial advisor to our Chief Executive Officer and former Chief Financial Officer, operating through Carmel Lake Ventures, LLC, Mr. Volpe's privately-owned consulting firm. From July 1999 through April 2003, Mr. Volpe was our Acting Chief Financial Officer. In addition, Mr. Volpe held the position of Vice President of Strategic Development from April 2003 through December 2008 and Acting Chief Financial Officer from May 2001 through February 2003 for Implant Sciences Corporation, a publicly-held technology company formerly listed on the NYSE Amex. From December 2005 through March 2009, Mr. Volpe served on the American Stock Exchange Listed Company Advisory Council. From 1986 through 1991, Mr. Volpe was an Audit Manager at Price Waterhouse focusing his efforts on emerging growth, technology-based companies. In May 2003, Mr. Volpe entered into a settlement agreement with the SEC, pursuant to a complaint filed against a registrant, including certain of its officers and directors, for whom Mr. Volpe had provided financial consulting services and was named, whereby he agreed, among certain things, to adhere to all SEC reporting rules. In connection with this settlement, no sanctions of any manner were imposed against Mr. Volpe. Mr. Volpe holds BS degrees in geology and accounting from the California State Universities at Northridge and Bakersfield, respectively.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of shares of our common stock, as of July 15, 2010, of (i) each person known by us to beneficially own five percent (5%) or more of such shares; (ii) each of our directors and current and acting executive officers named in the Summary Compensation Table; and (iii) all of our current and acting executive officers and directors as a group. Except as otherwise indicated, all shares are beneficially owned, and the persons named as owners hold investment and voting power.

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Under this rule, certain shares may be deemed to be beneficially owned by more than one person, if, for example, persons share the power to vote or the power to dispose of the shares. In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares, for example, upon exercise of an option or warrant, within sixty (60) days of July 15, 2010. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person, and only such person, by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage of Class (2)
Michael F. Adams (3)	650,559	3.1%
Michael L. Barretti (4)	277,520	1.3%
Anthony J. Armini, Ph.D. (5)	281,020	1.3%
William J. O'Neill, Jr. (6)	217,500	1.0%
Jeremiah E. Dorsey (7)	162,498	*
David Volpe (8)	75,153	*
All current and acting executive officers and directors as a group (6 persons) (9)	1,664,250	7.8%

* Less than 1%

(1) Unless otherwise indicated, the business address of the stockholders named in the table above is AdvanSource Biomaterials Corporation, Inc. 229 Andover Street, Wilmington, MA 01887.

(2) Based on 21,201,694 outstanding shares as of July 15, 2010.

(3) Includes 577,520 shares of common stock, which may be purchased within sixty (60) days of July 15, 2010 upon the exercise of stock options.

(4) Includes 277,520 shares of common stock, which may be purchased within sixty (60) days of July 15, 2010 upon the exercise of stock options.

(5) Includes 275,020 shares of common stock, which may be purchased within sixty (60) days of July 15, 2010 upon the exercise of stock options.

(6) Includes 217,500 shares of common stock, which may be purchased within sixty (60) days of July 15, 2010 upon the exercise of stock options.

(7) Includes 162,498 shares of common stock, which may be purchased within sixty (60) days of July 15, 2010 upon the exercise of stock options.

(8) Includes 75,000 shares of common stock, which may be purchased within sixty (60) days of July 15, 2010 upon the exercise of stock options.

(9) See footnotes (3) through (8).

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information concerning compensation for services rendered to us in all capacities for the fiscal years ended March 31, 2010 and 2009 by our Named Executive Officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	All Other Compensation ($) (2)	Total ($)
Named Executive Officer						
Michael F. Adams						
President & CEO	2010	$ 292,000	$ 39,000	$ 47,000 (3)	$ 42,000 (4)	$ 420,000
	2009	$ 292,000	$ 36,000	$ -	$ 31,000 (4)	$ 359,000
Financial Consultant and Acting Chief Financial Officer						
David Volpe						
Acting CFO	2010	$ -	$ -	$ 36,000 (5)	$ 157,000	$ 193,000
	2009	$ -	$ -	$ -	$ 108,000	$ 108,000

(1) The amount reported in this column for the named executive officers represents the grant date fair value of equity awards determined in accordance with the accounting standards for stock-based compensation.

(2) All other compensation includes, but is not limited to, premiums paid by us for medical, dental, disability and group term life insurance for the chief executive officer; and consulting fees paid to the financial consultant and acting chief financial officer.

(3) Mr. Adams received an option award exercisable into 200,000 shares of our common stock, pursuant to our 2003 Stock Option Plan, on May 8, 2009. The option award was valued using the Black-Scholes model with the following assumptions: volatility 94.3%; risk-free interest rate of 2.2%; expected life of 5.8 years; and expected dividend yield of 0.00%.

(4) All other compensation of Mr. Adams is composed of approximately $12,000 and $3,000 for premiums paid by us for medical and dental insurance, $3,000 and $3,000 in premiums paid by us for disability and life insurance, and $27,000 and $25,000 for vehicle allowance and personal use of leased vehicles during the years ended March 31, 2010 and 2009, respectively.

(5) Mr. Volpe received an option award exercisable into 150,000 shares of our common stock, pursuant to our 2003 Stock Option Plan, on August 11, 2009. The option award was valued using the Black-Scholes model with the following assumptions: volatility 94.3%; risk-free interest rate of 3.3%; expected life of 7.7 years; and expected dividend yield of 0.00%.

Employment Agreements; Change in Control and Severance Provisions

Terms of Employment Agreement with Chief Executive Officer

We entered into an employment agreement with Michael F. Adams on September 13, 2006, effective August 7, 2006 (the "Adams Agreement").

The Adams Agreement provides for Mr. Adams to serve as our President & Chief Executive Officer. Pursuant to the terms of the Adams Agreement, as amended on July 10, 2007, Mr. Adams is to receive an annual base salary of $290,000, effective April 1, 2007. Mr. Adams' salary will be reviewed annually by the Board. Additionally, Mr. Adams may also be entitled to receive an annual bonus payment in an amount, if any, to be determined by the Compensation Committee of the Board. In May 2010, the Compensation Committee of the Board of Directors approved an increase in Mr. Adams' annual base salary to $320,000, retroactive to April 1, 2010, and awarded a bonus of approximately $39,000 which was recorded as accrued expense as of March 31, 2010 and paid to Mr. Adams in May 2010.

The term of the Adams Agreement expired on August 6, 2008. After such time, the term of the Adams Agreement was deemed to continue on a month-to-month basis if not expressly extended while Mr. Adams remained employed by us. We and Mr. Adams each have the right to terminate the Adams Agreement at any time, with or without cause, as defined below, upon thirty (30) days prior written notice. In the event that we terminate the applicable Adams Agreement without cause, or Mr. Adams terminates his employment for good reason following a change in control, as defined below, or we fail to renew the Adams Agreement within two (2) years following the occurrence of a change in control, Mr. Adams will be entitled to receive severance equal to 2.0 times his annual base salary at termination. In such event, Mr. Adams will be bound by a non-compete covenant for one (1) year following termination of his employment.

Employment Agreement Definitions

Good Reason. "Good Reason" shall mean, during the nine (9) month period following a Change in Control, (1) a good faith determination by the chief executive officer that as a result of such Change in Control he is not able to discharge his duties effectively or (2) without the chief executive officer's express written consent, the occurrence of any of the following circumstances: (a) the assignment to the chief executive officer of any duties inconsistent (except in the nature of a promotion) with the position in the Company that he held immediately prior to the Change in Control or a substantial adverse alteration in the nature or status of his position or responsibilities or the conditions of his employment from those in effect immediately prior to the Change in Control; (b) a reduction by the Company in the Base Salary as in effect on the date of the Change in Control; (c) the Company's requiring the chief executive officer to be based more than twenty-five (25) miles from the Company's offices at which he was principally employed immediately prior to the date of the Change in Control except for required travel on the Company's business to an extent substantially consistent with his present business travel obligations; or (d) the failure by the Company to continue in effect any material compensation or benefit plan in which the chief executive officer participates immediately prior to the Change in Control unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by the Company to continue the chief executive officer's participation therein (or in such substitute or alterative plan) on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of his participation relative to other participants, than existed at the time of the Change in Control. The chief executive officer's continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder.

Change in Control. A "Change in Control" shall occur or be deemed to have occurred only if any of the following events occur: (i) any "person," as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (other than any majority owned subsidiary thereof, the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, any trustee or other fiduciary of a trust treated for federal income tax purposes as a grantor trust of which the Company is the grantor, or any corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportion as their ownership of stock of the Company) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities on any matter which could come before its stockholders for approval; (ii) individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company, as such terms are used in Rule 14a-11 of Regulation 14A under the Exchange Act) shall be, for purposes of this Agreement, considered as though such person were a member of the Incumbent Board; (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 80% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no "person" (as hereinabove defined) acquires more than 50% of the combined voting power of the Company's then outstanding securities; or (iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

Cause. "Cause" shall mean any of the following:

- misconduct of the chief executive officer during the course of his employment which is materially injurious to the Company and which is brought to the attention of the chief executive officer promptly after discovery by the Company, including but not limited to, theft or embezzlement from the Company, the intentional provision of services to competitors of the Company, or improper disclosure of proprietary information, but not including any act or failure to act by the chief executive officer that he believed in good faith to be proper conduct not adverse to his duties hereunder;
- willful disregard or neglect by the chief executive officer of his duties or of the Company's interests that continues after being brought to the attention of the chief executive officer;
- unavailability, except as provided for in Section 3.5 of the Employment Agreement (Disability or Death), of the chief executive officer to substantially perform the duties provided for herein;
- conviction of a fraud or felony or any criminal offense involving dishonesty, breach of trust or moral turpitude during the chief executive officer's employment;
- the chief executive officer's breach of any of the material terms of the Employment Agreement (including the failure of the chief executive officer to discharge his duties in a highly competent manner) or any other agreements executed in connection with the Employment Agreement.

Potential Payments Upon Termination or Change in Control

The following table describes the estimated incremental compensation upon (i) termination by us of the Chief Executive Officer without Cause, (ii) termination for Good Reason by the Chief Executive Officer following a Change in Control, or (iii) failure by us to renew the Employment Agreement within two (2) years following the occurrence of a Change in Control. The estimated incremental compensation assumes the triggering event had occurred on March 31, 2010. Benefits generally available to all employees are not included in the table. The actual amount of compensation can only be determined at the time of termination or change in control. No other named executive officer in fiscal 2010 is entitled to receive any payments upon termination or a change of control.

Named Executive Officer	Base Salary Continuation	COBRA Premiums (2)	Insurance Premiums (3)	Other
Michael F. Adams	$ 580,000 (1)	$ -	$ 1,176	$ -

(1) Lump-sum payment equal to 2.0 times Mr. Adams' base salary of $290,000 per annum, the base salary then in effect as of March 31, 2010.

(2) Represents estimated out-of-pocket COBRA health insurance premium expenses incurred by the Chief Executive Officer over the six (6) month period following termination to be reimbursed by us. Currently, Mr. Adams does not subscribe to health benefits provided by us.

(3) Represents estimated life insurance premiums to be paid by us on behalf of the Chief Executive Officer after termination. We shall continue in full force and effect, at our expense, the life insurance benefits provided in the Employment Agreement for a period of 12 months after termination of the Chief Executive Officer's employment or until the Chief Executive Officer becomes employed, whichever occurs first.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table provides information regarding outstanding stock options held by the named executive officers as of the fiscal year ended March 31, 2010.

Named Executive Officers	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price ($)	Option Expiration Date
Chief Executive Officer					
Michael F. Adams	19,625	-		2.06	10/26/2010
	25,000	-		1.10	4/30/2011
	25,522	-		1.61	10/1/2011
	27,373	-		1.59	10/28/2012
	12,500	-		5.40	12/31/2013
	30,000	-		2.60	2/14/2015
	100,000	-		1.23	10/16/2017
	75,000	25,000	(1)	1.23	10/16/2017
	200,000	-	(2)	0.31	5/8/2019
	515,020	25,000			
Financial Consultant and Acting Chief Financial Officer					
David Volpe	37,500	112,500	(3)	0.29	8/11/2019
	37,500	112,500			
	552,520	137,500			

(1) Options vested at the rate of 25% on October 16, 2007, the date of grant, and continue to vest 25% on each annual anniversary thereafter ending on October 16, 2010.

(2) Options vested 100% on May 8, 2009, the date of grant.

(3) Options vested at the rate of 25% on August 11, 2009, the date of grant, and continue to vest 25% on each annual anniversary thereafter ending on August 11, 2012.

2010 Option Exercises and Stock Vested

During the year ended March 31, 2010, there were no exercises of option awards by the Named Executive Officer.

DIRECTORS COMPENSATION

The following table sets forth the annual compensation of AdvanSource non-employee directors for fiscal 2010, which consisted of annual cash retainers, including amounts associated with serving as Chairman of the Board and the chair and member of Board committees, and equity awards in the form of options pursuant to the 2003 Stock Option Plan. Employee directors do not receive any separate compensation for their service on the Board.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
William J. O'Neill, Jr.	$ 22,000	$ 24,000	$ -	$ 46,000
Michael L. Barretti (2)	15,000	24,000	50,000	89,000
Anthony J. Armini, Ph.D.	17,000	24,000	-	41,000
Jeremiah E. Dorsey	-	-	-	-

(1) The amount reported in this column for the non-employee directors represents the grant date fair value of equity awards determined in accordance with the accounting standards for stock-based compensation.

(2) During fiscal 2007, we entered into a consulting agreement with Mr. Barretti for an annualized fee of $50,000. During the fiscal year ended March 31, 2010, we recognized $50,000 of expense related to services incurred under this consulting agreement. In April 2010, we mutually agreed with Mr. Barretti to terminate the consulting agreement as of December 31, 2010. A lump-sum payment of approximately $33,000, representing the prorated consulting fee for the remaining eight (8) months through December 31, 2010, was paid in April 2010. This prepayment of consulting fees is being amortized on a straight-line basis through December 31, 2010. Mr. Barretti will continue as a director of the Company subsequent to the end of the term of the consulting relationship.

(3) Mr. O'Neill, Mr. Barretti and Dr. Armini each received option awards exercisable into 100,000 shares of our common stock pursuant to our 2003 Stock Option Plan on May 8, 2010. The option awards were valued using the Black-Scholes model with the following assumptions: volatility 94.3%; risk-free interest rate of 2.2%; expected life of 5.8 years; and expected dividend yield of 0.00%.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors and persons who beneficially own more than 10% of a registered class of our securities to file reports of ownership and changes in ownership with the SEC. Based solely on a review of copies of such forms submitted to us, we believe that all persons subject to the requirements of Section 16(a) filed such reports on a timely basis in fiscal 2010.

Certain Relationships and Related Transactions

During fiscal 2007, we entered into a consulting agreement with Michael L. Barretti, a member of the Board and Chairman of the Compensation Committee, for an annualized fee of $50,000. During each of the fiscal years ended March 31, 2010 and 2009, we recognized $50,000 of expense related to services incurred under this consulting agreement, which was recorded as selling, general and administrative expense. In April 2010, the Company and Mr. Barretti mutually agreed to terminate the consulting agreement as of December 31, 2010. A lump-sum payment of approximately $33,000, representing the prorated consulting fee for the remaining eight (8) months through December 31, 2010, was paid in April 2010. This prepayment of consulting fees is being amortized on a straight-line basis through December 31, 2010. Mr. Barretti will continue as a director of the Company subsequent to the end of the term of the consulting relationship.

Transactions with related parties, including, but not limited to, members of the Board of Directors, are reviewed and approved by all members of the Board of Directors. In the event a transaction with a member of the Board is contemplated, the Director having a beneficial interest in the transaction is not allowed to participate in the decision-making and approval process. The policies and procedures surrounding the review, approval or ratification of related party transactions are not in writing, nevertheless, such reviews, approvals and ratifications of related party transactions are documented in the minutes of the meetings of the Board of Directors and any such transactions are committed to writing between the related party and us in an executed engagement agreement.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board, on the recommendation of its Audit Committee, has selected the firm of Caturano and Company, Inc. ("Caturano") as our independent registered public accounting firm for the current year. Caturano has served as our independent public accountants since its appointment in March 2009. On July 20, 2010, McGladrey & Pullen, LLP completed the acquisition of the attest practice of Caturano and Company, Inc.

The affirmative vote of the holders of a majority of the votes cast by stockholders entitled to vote is required for the ratification of Caturano as our independent registered public accounting firm (which includes, if approved by the Audit Committee of the Board of Directors, the subsequent engagement of McGladrey & Pullen, LLP). Abstentions will be counted as a vote AGAINST the ratification of Caturano as our independent registered public accounting firm for the fiscal year ending March 31, 2011. Broker non-votes will have no effect on the ratification of Caturano as our independent registered public accounting firm.

Representatives of Caturano are expected to be present at the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from the stockholders.

If the stockholders do not ratify the selection of Caturano as our independent registered public accounting firm, the selection of such firm will be reconsidered by the Audit Committee. The Audit Committee reserves the right to change the independent public accountants for the current year if it determines that there is a valid reason to do so. At this time, the Audit Committee does not know of any such reason.

Board Recommendation

Accordingly, the Board believes ratification of the selection of Caturano as AdvanSource's independent registered public accounting firm for the current year is in the best interests of AdvanSource and its stockholders and recommends a vote FOR the proposal.

Independent Auditor Fees and Other Matters

The following is a summary of the fees billed to us by Caturano and Company, Inc., our independent registered public accounting firm; and Ernst & Young LLP, our predecessor independent registered public accounting firm, for professional services rendered for the fiscal years ended March 31, 2010 and 2009. The Audit Committee considered and discussed with Ernst & Young LLP the provision of non-audit services to us and the compatibility of providing such services with maintaining its independence as our auditor.

Fee Category	**Years Ended March 31,**	
(in thousands)	**2010**	**2009**
Audit fees - Ernst & Young LLP	$ 7	$ 126
Audit fees - Caturano and Company, Inc.	116	65
Tax fees	17	-
Total fees	$ 140	$ 191

Audit Fees. This category consists of fees billed for professional services rendered for the audit of our annual financial statements and review of financial statements included in our quarterly reports and other professional services provided in connection with regulatory filings.

Tax Fees. This category consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal and state tax compliance and acquisitions.

Pre-Approval Policies and Procedures. The Audit Committee has the authority to approve all audit and non-audit services that are to be performed by our independent registered public accounting firm. Generally, we may not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee (or a properly delegated subcommittee thereof).

OTHER MATTERS

The Board does not know of any other matters, which may come before the Annual Meeting. However, if any other matters are properly presented to the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their judgment on such matters.

DEADLINE FOR SUBMISSION OF STOCKHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING

Stockholder proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for inclusion in our proxy materials for the 2011 Annual Meeting of Stockholders must be received by the Secretary of the Company at our principal offices no later than April 6, 2011. We have received no stockholder nominations or proposals for the 2010 Annual Meeting.

Our bylaws require advance notice of any proposal by a stockholder intended to be presented at an annual meeting that is not included in our notice of annual meeting and proxy statement because it was not timely submitted under the preceding paragraph, or made by or at the direction of any member of the board of directors, including any proposal for the nomination for election as a director. To be considered for such presentation at the annual meeting of our stockholders to be held on or about September 14, 2011, any such stockholder proposal must be received by us no earlier than June 16, 2011 and no later than July 16, 2011, and discretionary authority may be used if untimely submitted.

By Order of the Board of Directors,



Michael F. Adams, *Secretary*

August 4, 2010

THE BOARD OF DIRECTORS ENCOURAGES STOCKHOLDERS TO ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, YOU ARE URGED TO VOTE BY COMPLETING AND SIGNING A PROXY CARD AND RETURNING IT PROMPTLY TO THE COMPANY; BY TELEPHONE AT 800-690-6903; OR BY INTERNET AT WWW.PROXYVOTE.COM, IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES AT THE MEETING. A PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE ANNUAL MEETING AND YOUR COOPERATION WILL BE APPRECIATED. STOCKHOLDERS WHO ATTEND THIS ANNUAL MEETING MAY VOTE THEIR STOCK PERSONALLY EVEN THOUGH THEY HAVE SENT IN THEIR PROXIES.

ADVANSOURCE BIOMATERIALS CORPORATION

PROXY FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON TUESDAY, SEPTEMBER 14, 2010

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF ADVANSOURCE BIOMATERIALS CORPORATION

The undersigned, revoking all prior proxies, hereby appoint(s) Michael F. Adams and David Volpe, and each of them (with full power of substitution), as proxies to represent and vote, as designated herein, all shares of Common Stock of AdvanSource Biomaterials Corporation (the "Company") which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders to be held at the office of Seyfarth Shaw LLP located at Two Seaport Lane, Suite 300, Boston, MA 02210 on Tuesday, September 14, 2010, at 10:00 a.m. local time, and at any adjournment thereof.

In their discretion, the named proxies are authorized to vote upon such other matters as may properly come before the meeting, or any adjournment thereof.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. **If no direction is given, this proxy will be voted for all proposals.** Attendance of the undersigned at the Meeting or at any adjournment thereof will not revoke this proxy unless the undersigned shall revoke this proxy in writing or shall deliver a subsequently dated proxy to the Secretary of the Company or shall vote in person at the Annual Meeting. We urge you to promptly authorize the proxies named herein to cast your vote by:

- Vote-by-Internet: Log on to the Internet and go to http://www.proxyvote.com.
- Vote-by-Telephone: Call toll-free 1-800-690-6903.
- Vote-by-Mail: Fill in, date, sign and mail this proxy card to the Company.

☒ PLEASE MARK YOUR VOTE AS IN THIS EXAMPLE.

(1) To elect the following two (2) nominee director as Class II Directors of the Company (except as marked below) for the ensuing three (3) years:

Nominees: William J. O'Neill, Jr.
Michael L. Barretti

☐ FOR the nominees (except as marked below) ☐ WITHHOLD authority to vote for nominees

(2) To ratify the selection by the Board of Directors of Caturano and Company, Inc. as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2011.

☐ FOR ☐ AGAINST ☐ ABSTAIN

NOTE: Please sign your name exactly as it appears on your stock certificate(s), write the date and return this proxy as soon as possible. If the stock is registered in more than one name, each joint owner should sign. If signing as attorney, executor, trustee, administrator or guardian, please give full title as such. Only authorized officers should sign for corporations.

Date: ______________________ Date: ______________________

______________________ ______________________

Signature *Signature*

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2010

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to


SEC Mail Processing Section
RECEIVED
SEP 0 9 2010
Washington, DC
193

Commission File No. 0-28034

AdvanSource Biomaterials Corporation

(Name of small business issuer in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**04-3186647** (I.R.S. Employer Identification No.)
229 Andover Street, Wilmington, Massachusetts (Address of principal executive offices)	**01887** (Zip Code)

Issuer's telephone number **(978) 657-0075**

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.001 par value per share	**NYSE Amex**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐ (the Registrant is not yet required to submit Interactive Data)

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained in this herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company in Rule 12b-2 of the Exchange Act (Check one):

☐ Large Accelerated Filer	☐ Accelerated Filer
☐ Non-accelerated Filer	☒ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 15, 2010, 21,201,694 shares of the registrant's Common Stock were outstanding. As of September 30, 2009, the aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant (without admitting that such person whose shares are not included in such calculation is an affiliate) was $6,327,000 based on the last sale price as reported by the NYSE Amex on such date.

ADVANSOURCE BIOMATERIALS CORPORATION
FORM 10-K
FOR THE YEAR ENDED MARCH 31, 2010

INDEX

PART I

Item 1. Description of Business

Cautionary Note Regarding Forward Looking Statements

This Report on Form 10-K contains certain statements that are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Litigation Reform Act"). These forward looking statements and other information are based on our beliefs as well as assumptions made by us using information currently available.

The words "anticipate," "believe," "estimate," "expect," "intend," "will," "should" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended or using other similar expressions.

In accordance with the provisions of the Litigation Reform Act, we are making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated by the forward-looking statements contained in this Report on Form 10-K. For example, we may encounter competitive, technological, financial and business challenges making it more difficult than expected to continue to develop and market our products; the market may not accept our existing and future products; we may not be able to retain our customers; we may be unable to retain existing key management personnel; and there may be other material adverse changes in our operations or business. Certain important factors affecting the forward-looking statements made herein also include, but are not limited to (i) continued downward pricing pressures in our targeted markets, (ii) the continued acquisition of our customers by certain of our competitors, and (iii) continued periods of net losses, which could require us to find additional sources of financing to fund operations, implement our financial and business strategies, meet anticipated capital expenditures and fund research and development costs. In addition, assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our marketing, capital expenditure or other budgets, which may in turn affect our financial position and results of operations. For all of these reasons, the reader is cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date hereof. In addition, you should read and carefully consider the Risk Factors discussed in Part I, Item 1A of this Form 10K. We assume no responsibility to update any forward-looking statements as a result of new information, future events, or otherwise except as required by law.

General

Overview

We develop advanced polymer materials which provide critical characteristics in the design and development of medical devices. Our biomaterials are used in devices that are designed for treating a broad range of anatomical sites and disease states. Our business model leverages our proprietary materials science technology and manufacturing expertise in order to expand our product sales and royalty and license fee income.

Our leading edge technology, notably products such as ChronoFlex®, HydroMed™, and HydroThane™, has been developed to overcome a wide range of design and functional challenges, from the need for dimensional stability, ease of manufacturability and demanding physical properties to overcoming environmental stress cracking and providing heightened lubricity for ease of insertion. Our polymer product lines are compliant with measures applying to the processing of certain animal waste to protect against transmissible spongiform encephalopathies as set forth in European Council Decision 1999/534/EC. Our new product extensions allow us to customize our proprietary polymers for specific customer applications in a wide range of device categories.

We also have an antimicrobial extension line that complements the ChronoFlex® and HydroMed™ product families. Through proprietary manufacturing techniques, we have produced materials which allow for full homogenous dispersion throughout the polymer, thus resulting in long lasting and consistent activity and the prevention of leaching. The end result is a technologically advanced antimicrobial material which reduces the potential for foreign body patient infections and is less susceptible to bacterial growth and bio-film formations.

In January 2007, we began clinical trials in Europe for our CardioPass™ synthetic coronary artery bypass graft ("SynCAB"). We developed our 4mm and 5mm SynCAB grafts, which were used in connection with the clinical trials, using specialized ChronoFlex polyurethane materials designed to provide improved performance in the treatment of arterial disorders.

During the fourth quarter of fiscal 2009 we concluded the clinical trials which we believe demonstrated clinical success. However, our clinical investigators noted full patient enrollment in these clinical trials was very slow due to limitations resulting from the large size of the 4mm and 5mm SynCAB grafts. Our clinical investigators advised us there is a greater clinical need for SynCAB grafts having an inner bore diameter of 2mm, 2-1/2mm and 3mm. In response to these observations, we evaluated the feasibility of developing a SynCAB graft having smaller inner bore diameters as recommended. Based upon our evaluation, we determined further development would not be feasible, accordingly, the Company suspended any further clinical trials or development of the SynCAB graft in the fourth quarter of fiscal 2010.

History

We were founded in 1993 as a subsidiary of PolyMedica Corporation ("PMI"). In June 1996, PMI distributed all of the shares of CardioTech International, Inc.'s ("CardioTech") common stock, par value $0.01 per share, which PMI owned, to PMI stockholders of record. Our materials science technology is principally based upon the ChronoFlex™ proprietary polymers which represent our core technology.

In July 1999, we acquired the assets of Tyndale-Plains-Hunter ("TPH"), a manufacturer of specialty hydrophilic polyurethanes.

In July 1999, Dermaphylyx International, Inc. ("Dermaphylyx") was formed by certain of our affiliates to develop advanced wound healing products. Dermaphylyx was merged with and into us, effective March 2004, as a wholly-owned subsidiary. In June 2006, our Board of Directors decided to cease the operations of Dermaphylyx. We considered the net assets of Dermaphylyx to be immaterial.

In April 2001, we acquired Catheter and Disposables Technology, Inc. ("CDT"). CDT, which was located in Minnesota, was an original equipment manufacturer and supplier of private-label advanced disposable medical devices from concept to finished packaged and sterilized products, providing engineering services and contract manufacturing. In the development of our business model, we reviewed the strategic fit of our various business operations and determined that CDT did not fit our strategic direction. CDT was sold in March 2008 (See Note L).

In April 2003, we acquired Gish Biomedical, Inc. ("Gish"). Gish was located in southern California and manufactured single use cardiopulmonary bypass products having a disposable component. In the development of our business model, we reviewed the strategic fit of our various business operations and determined that Gish did not fit our strategic direction. Gish was sold in July 2007 (See Note L).

In March 2004, we joined with Implant Sciences Corporation ("Implant") to participate in the funding of CorNova. CorNova was initially formed to develop a novel coronary drug eluting stent using the combined capabilities and technology of CorNova, Implant Sciences and CardioTech. We currently have an 8.9% equity interest in the issued and outstanding common stock of CorNova, based on the assumed conversion of all outstanding CorNova preferred stock into common stock. Although CorNova is expected to incur future operating losses, we have no obligation to fund CorNova.

At our 2007 Annual Meeting, our stockholders approved our reincorporation from Massachusetts to Delaware. Our Articles of Charter Surrender in Massachusetts and Certificate of Incorporation and Certificate of Conversion in Delaware were effective as of October 26, 2007.

In June 2008, we reorganized our product line as part of our re-branding effort and launched a new website at www.advbiomaterials.com. The information available on or through our website is not a part of this report on Form 10-K. At our 2008 Annual Meeting, our stockholders approved the change of our name from CardioTech International, Inc. to AdvanSource Biomaterials Corporation to better reflect our strategic plan. Our Certificate of Amendment to our Certificate of Incorporation filed with the Secretary of State of the State of Delaware effecting this name change was effective October 15, 2008.

Sale of Gish and CDT

On July 6, 2007, we completed the sale of Gish Biomedical, Inc.("Gish"), our former wholly-owned subsidiary that developed and manufactured single use cardiopulmonary bypass products, pursuant to a stock purchase agreement (the "Gish Purchase Agreement") entered into with Medos Medizintechnik AG, a German corporation ("Medos"), on July 3, 2007. The Gish Purchase Agreement provided for the sale of Gish to Medos for a purchase price of approximately $7.5 million in cash, and contained representations, warranties and indemnities that are customary in a transaction involving the sale of all or substantially all of a company or its assets. After transaction expenses and certain post-closing adjustments, we realized approximately $6.1 million in proceeds from the sale of Gish. Under the terms of the Gish Purchase Agreement, we owed Medos $149,000 as a result of the change in stockholder's equity of Gish from March 31, 2007 to June 30, 2007, which amount was recorded as a current liability as of June 30, 2007, and was reflected as a current liability of discontinued operations as of March 31, 2009.

Pursuant to the terms of the Gish Purchase Agreement, $1.0 million of the purchase price was placed in escrow as a reserve for any indemnity claims by Medos under the Gish Purchase Agreement. Under the terms of the escrow agreement, our right to receive the escrow funds was contingent upon the realization of the Gish accounts receivable and inventory that were transferred to Medos for one year from the sale date. The $1.0 million of proceeds paid into escrow was not included in the calculation of the loss on sale of Gish of $1.2 million.

On June 30, 2008, Medos notified us of its claims in accordance with the procedure set forth in the Gish Purchase Agreement. On August 6, 2009, we entered into a Settlement Agreement and Mutual Release (the "Settlement") with Medos whereby Medos agreed to repay us approximately $580,000 of the escrow funds previously released to Medos in full and final settlement of the claims. In addition, our obligation with respect of the $149,000 post-closing adjustment was eliminated. The parties also agreed to dismiss the previously filed demand for arbitration. As a result of the Settlement, we recorded a gain on the sale of Gish of $729,000 for the fiscal year ended March 31, 2010.

The terms of the settlement payment provided for Medos to (i) remit to us a cash payment of approximately $87,000 upon the execution of the Settlement and (ii) issue to us a promissory note in the approximate amount of $493,000, maturing on February 1, 2010 with equal monthly principal payments of approximately $70,000 plus accrued interest at the rate of 3.25% per annum. As of March 31, 2010, the promissory note was paid in full. We recorded approximately $6,000 of interest income in connection with the promissory note during the fiscal year ended March 31, 2010.

On March 28, 2008, we completed the sale of Catheter and Disposables Technology, Inc. ("CDT"), our former wholly-owned subsidiary engaged in contract manufacturing and the provision of engineering services, pursuant to a stock purchase agreement (the "CDT Purchase Agreement") entered into with TACPRO, Inc. ("Tacpro") on March 28, 2008. The CDT Purchase Agreement provided for the sale of CDT to Tacpro for a purchase price of approximately $1.2 million in cash, and contained representations, warranties and indemnities that are customary in a transaction involving the sale of all or substantially all of a company or its assets. Pursuant to the terms of the CDT Purchase Agreement, we placed $240,000 in escrow as a reserve for our indemnification obligations to Tacpro, if any. The $240,000 of proceeds held in escrow as of March 31, 2009 was not included in the calculation of the loss on sale of CDT of $690,000 recognized during the year ended March 31, 2008.

After transaction expenses, which included a non-cash expense of $76,000 related to warrants issued in connection with an investment bank that advised us, and certain post-closing adjustments, we realized approximately $696,000 in cash proceeds from the sale of CDT.

In March 2009, Tacpro presented certain additional post-closing claims in the approximate amount of $17,000 related to uncollectible accounts receivable and unused inventory to which we were in agreement. Net of the post-closing claims, the remaining $224,000 of cash in the escrow account was released to us in April 2009 and the escrow account was closed. Upon receipt of the escrow cash, we paid approximately $11,000 in additional transaction costs to a former employee. The escrow amount, net of post-closing claims and additional transaction costs was reported as an additional gain on the sale of CDT during the fiscal year ended March 31, 2010.

Business Strategy

Our vision is to be a world-class, technology company focused on customer-driven solutions in the medical device industry. As a result of an in-depth study of our strengths and weaknesses and the opportunities in the medical device marketplace, we believe our unique materials science strengths have the potential to be marketed to our existing customer base and to a broader range of medical device developers. We also believe that there exists a major void in the marketplace that could be filled with our strong materials science capabilities to maximize the early development phase of devices that utilize polymers.

In fiscal 2008, we sold both Gish and CDT in order to focus on our strategic plan for materials science.

We have expanded our development laboratory at our Massachusetts facility and launched a new concept center. The expansion of our development laboratory is a key element of our plan to better combine our core polymer technology with new product applications and expand customer access to our capabilities.

We conduct ongoing reviews of intellectual property held by other companies in which our proprietary polymers are cited. The results of these reviews may lead to additional opportunities to exercise our strategy of seeking license and royalty arrangements for the exclusive use of our polymers; however, there can be no assurances that any new license and royalty arrangements will be established as a result of these efforts.

Technology

Our unique materials science strengths are embodied in our family of proprietary polymers. We manufacture and sell our custom polymers under the trade names ChronoFilm, ChronoFlex, ChronoThane, ChronoPrene, ChronoSil, HydroThane, and PolyBlend. The ChronoFlex family of polymers has the potential to be marketed beyond our existing customer base. Our goal is to fulfill the market's need for advanced materials science capabilities, thereby enabling customers to improve devices that utilize polymers. Our chemists continue to develop the ChronoFlex family of medical-grade polymers. Conventional polymers are susceptible to degradation resulting in catastrophic failure of long-term implantable devices such as pacemaker leads. ChronoFlex and ChronoThane polymers are designed to overcome such degradation and reduce the incidents of infections associated with invasive devices.

Key characteristics of our polymers are i) optional use as lubricious coatings for smooth insertion of a device into the body, ii) antimicrobial properties that are part of the polymer itself, and iii) mechanical properties, such as hardness and elasticity sufficient to meet engineering requirements. We believe our technology has wide application in increasing biocompatibility, drug delivery, infection control and expanding the utility of complex devices in the hospital and clinical environment.

We also manufacture and sell our proprietary HydroThane polymers to medical device manufacturers that are evaluating HydroThane for use in their products. HydroThane is a thermoplastic, water-absorbing, polyurethane elastomer possessing properties which we believe make it well suited for the complex requirements of a variety of catheters. In addition to its physical properties, we believe HydroThane exhibits an inherent degree of bacterial resistance, clot resistance and biocompatibility. When hydrated, HydroThane has elastic properties similar to living tissue.

We also manufacture specialty hydrophilic polyurethanes that are primarily sold to customers as part of exclusive arrangements. Specifically, one customer is supplied tailored, patented hydrophilic polyurethanes in exchange for a multi-year, royalty-bearing exclusive supply contract which generates royalty income for the Company.

ChronoFilm is a registered trademark of PMI. ChronoFlex is our registered trademark. ChronoThane, ChronoPrene, ChronoSil, HydroThane, and PolyBlend are our tradenames. CardioPass is our trademark.

Intellectual Property

We own or license 4 patents relating to our vascular graft manufacturing and polymer technology and products. While we believe our patents secure our exclusivity with respect to certain of our technologies, there can be no assurance that any patents issued would not afford us adequate protection against competitors which sell similar inventions or devices, nor can there be any assurance that our patents will not be infringed upon or designed around by others. However, we intend to vigorously enforce all patents issued to us.

In June 2007, we filed for a U.S. patent on our proprietary antimicrobial formulation for ChronoFlex. Current technology in the marketplace uses antibiotic drugs. The antimicrobial component of our polymers has been designed to be non-leaching as a result of the polymerization process.

In October 2009, we filed for a U.S. patent on ChronoSil, our silicone-urethane copolymer product, and methods for making ChronoSil. ChronoSil can have many physical properties which are usually associated with polyurethanes, but also the feel and characteristics of silicones.

In addition, PMI has granted us an exclusive, perpetual, worldwide, royalty-free license for the use of one polyurethane patent and related technology in the field consisting of the development, manufacture and sale of implantable medical devices and biodurable polymer material to third parties for the use in medical applications (the "Implantable Device and Materials Field"). PMI also owns, jointly with Thermedics, Inc., an unrelated company that manufactures medical grade polyurethane, the ChronoFlex polyurethane patents relating to the ChronoFlex technology. PMI has granted us a non-exclusive, perpetual, worldwide, royalty-free sublicense of these patents for use in the Implantable Devices and Materials Field.

Manufacturing and Service Operations

We manufacture polymers at our Massachusetts facility.

Product and Services

Materials Science Technology

We manufacture polymeric materials with a wide-range of physical and biological properties. Our polymers are available with a variety of hardness and mechanical strengths and possess unique characteristics such as biodurability, biocompatibility, lubricity and antimicrobial properties. These polymeric materials may be used as structural engineering polymers or as coatings for metallic and polymeric surfaces and have a history of use in both short and long-term implant applications.

We have been provided exclusive and non-exclusive perpetual, world-wide, royalty-free license and sublicense rights for the use of polyurethane patents and related technology for the development, manufacture and sale of implantable medical devices and biodurable polymer material. As a result, we are able to enter into license and royalty arrangements for the exclusive use of our customized polymers. During the years ended March 31, 2010 and 2009, we generated revenues from license, royalty and development fees of $766,000 and $2,333,000, respectively.

We have established a concept center in our Massachusetts facility which enables customers to access technical expertise in advanced biomaterials development and processing to help develop product ideas, refine concepts and/or solve the technical problems to enable the customer to bring their product to market. The center is focused on better combining core polymer technology with new product applications to expand customer access to our materials sciences and product development expertise, establish new customer relationships and deepen those with existing customers.

CardioPass™ Synthetic Coronary Artery Bypass Graft ("SynCAB")

In January 2007, we began clinical trials in Europe for our CardioPass™ synthetic coronary artery bypass graft ("SynCAB"). We developed our 4mm and 5mm SynCAB grafts, which were used in connection with the clinical trials, using specialized ChronoFlex polyurethane materials designed to provide improved performance in the treatment of arterial disorders.

During the fourth quarter of fiscal 2009 we concluded the clinical trials, which we believe demonstrated clinical success. However, our clinical investigators noted full patient enrollment in these clinical trials was very slow due to limitations resulting from the large size of the 4mm and 5mm SynCAB grafts. Our clinical investigators advised us there might be a greater clinical need for SynCAB grafts having an inner bore diameter of 2mm, 2-1/2mm and 3mm. In response to these observations, we evaluated the feasibility of developing a SynCAB graft having smaller inner bore diameters as recommended. Based upon our evaluation, we determined further development would be cost prohibitive, accordingly, the Company suspended any further clinical trials or development of the SynCAB graft in the fourth quarter of fiscal 2010.

Marketing and Sales

We sell our polymers directly to our customers from our Massachusetts facility. In January 2008, we hired a Global Sales Director for materials science. During fiscal 2010, our Global Sales Director was promoted to Senior VP of Commercial Operations, with primary responsibilities in our sales, marketing and business development efforts. In addition, in December 2009, we engaged an independent western U.S. regional sales engineer as part of our domestic commercial expansion.

As part of our re-branding effort, which was launched in June 2008, we reorganized and expanded our product lines, including the initiation of value-added services. At the same time, we launched a new website at www.advbiomaterials.com. The information available on or through our website is not a part of this report on Form 10-K.

We have not experienced, and do not expect to experience, in any material respect, seasonality in sales of our products.

We perform ongoing credit evaluations and maintain allowances for potential credit losses. As of March 31, 2010, the Company had accounts receivable-trade of $75,000, or 62%, from two (2) customers. As of March 31, 2009, the Company had accounts receivable-trade of $26,000, or 62%, due from one (1) customer. As of March 31, 2010 and 2009, the Company had $105,000 and $997,000, respectively, due from one (1) customer related to receivables on royalties. These amounts are classified as accounts receivable-other in the Company's balance sheets.

We do not have any facilities, property or other assets located in any geographic area other than the United States of America.

Contracts and Material Relationships

In March 2004, we joined with Implant Sciences Corporation ("Implant") to participate in the funding of CorNova. CorNova was initially formed to develop a novel coronary drug eluting stent using the combined capabilities and technology of CorNova, Implant Sciences and CardioTech. We currently have an 8.9% equity interest in the issued and outstanding common stock of CorNova, based on the assumed conversion of all outstanding CorNova preferred stock into common stock. Although CorNova is expected to incur future operating losses, we have no obligation to fund CorNova.

Revenues

Our revenues were $2,117,000 and $3,265,000 for the years ended March 31, 2010 and 2009, respectively.

Competition

Competition in the medical device industry, in general, is intense and based primarily on scientific and technological factors, the availability of patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain governmental approval for testing, manufacturing and marketing products.

Competition among products is based, among other things, on product efficacy, safety, reliability, availability, price and patent position. An important factor is the timing of the market introduction of our products or the products of competitors. Accordingly, the relative speed with which we can develop products and supply commercial quantities of the products to the market is expected to be an important competitive factor. Our competitive position depends upon our ability to attract and retain qualified personnel, to obtain patent protection or otherwise develop proprietary products or processes, and to secure sufficient capital resources for the often substantial period between technological conception and commercial sales.

Research and Development, Regulatory and Engineering

Our development decisions are based on: (i) development costs, (ii) product need, (iii) third-party interest and funding availability, and (iv) regulatory considerations. Research, development and regulatory expenditures for the years ended March 31, 2010 and 2009 were $657,000 and $760,000, respectively, and consisted primarily of salaries and related costs (64% and 57% in fiscal 2010 and 2009, respectively), and are expensed as incurred.

Government Regulation

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of drug products and medical devices.

Backlog

Our backlog in the ordinary course of business for biomaterial products is approximately $290,000 at March 31, 2010.

Environmental Compliance

Our direct expenditures for environmental compliance were not material in the two most recent fiscal years. However, certain costs of manufacturing have increased due to environmental regulations placed upon suppliers of components and services.

Employees

As of March 31, 2010, we had 19 full-time employees at our facility in Massachusetts of whom 8 were in production and the remaining in management, administrative, development, marketing and sales positions.

None of these employees are covered by a collective bargaining agreement, and management considers its relations with its employees to be good.

Item 1A. Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this filing before deciding to purchase our common stock. If any of these risks or uncertainties occurs, our business, financial condition or operating results could be materially harmed. In that case the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we may face. We believe that this filing contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to regulatory risks and clinical uncertainties. Such statements are based on management's current expectations and are subject to facts that could cause results to differ materially from the forward-looking statements. See Item 1. Description of Business – "Cautionary Note Regarding Forward Looking Statements."

Risks Related to Liquidity

We have reported net losses in the last nine fiscal years and may continue to report net losses in the future. There can be no assurance that our revenue will be maintained at the current level or increase in the future.

Our future growth may depend on our ability to raise capital for acquisitions, to support research and development activities for modification of existing biomaterials and development of new biomaterials, including advanced applications for our biomaterials, and to market and sell our advanced biomaterials. Our capital requirements depend on numerous factors, including but not limited to, our results of operations; the progress of our research and development programs; the cost of filing, prosecuting, defending and enforcing any intellectual property rights; competing technological and market developments; changes in our development of commercialization activities and arrangements; and the purchase of additional facilities and capital equipment.

Risks Related to Our Growth Strategy

If we cannot obtain the additional capital required to fund our operations on favorable terms or at all, we may have to delay or reconsider our growth strategy.

Our growth strategy may require additional capital for, among other purposes, completing acquisitions of companies and customers' product lines and manufacturing assets, integrating acquired companies and assets, acquiring new equipment and maintaining the condition of existing equipment. If cash generated internally is insufficient to fund capital requirements, or if we desire to make additional acquisitions, we will require additional debt or equity financing. Adequate financing may not be available or, if available, may not be available on terms satisfactory to us. If we raise additional capital by issuing equity or convertible debt securities, the issuance may dilute the share ownership of the existing investors. In addition, we may grant future investors rights that are superior to those of our existing investors. If we fail to obtain sufficient additional capital in the future, we could be forced to curtail our growth strategy by reducing or delaying capital expenditures and acquisitions, selling assets or restructuring or refinancing our indebtedness, or delaying plans for clinical trials.

Adverse economic and geopolitical conditions could have a material adverse effect on our ability to raise capital to fund future growth and product development.

Our business may be affected by the ongoing volatility and illiquidity in the financial and credit markets, the general global economic recession, and other market or economic challenges experienced by the U.S. economy. If economic conditions persist or deteriorate and our licensing and product revenue is insufficient to support our product development and growth strategies, then reduced liquidity in the capital markets may impair our ability to access capital on terms and conditions that we find acceptable, or at all. In addition, the value and liquidity of our short-term investments and cash deposits could be reduced as a result of a deterioration of the financial condition of the institutions that hold our cash deposits.

Risks Related to Our Business

We have incurred substantial operating losses and we may never be profitable.

Our revenues were $2,117,000 and $3,265,000 for the years ended March 31, 2010 and 2009, respectively. We had net losses of $1,688,000 and $2,517,000 for the years ended March 31, 2010 and 2009, respectively. There is a risk that we will never be profitable. Our ability to generate enough revenues to achieve profits will depend on a variety of factors, many of which are outside our control, including:

- size of market;
- competition and other solutions;
- extent of patent and intellectual property protection afforded to our products;
- demand for our advanced biomaterials by existing and potential developers of medical devices and both the time for development of devices by medical device developers and their success in obtaining regulatory approvals and commercialization of medical devices which incorporate our advanced biomaterials;
- cost and availability of raw material and intermediate component supplies;
- changes in governmental (including foreign governmental) initiatives and requirements;
- changes in domestic and foreign regulatory requirements;
- costs associated with equipment development, repair and maintenance; and
- our ability to manufacture and deliver products at prices that exceed our costs.

Our operating results fluctuate significantly from period-to-period and may not be indicative of future results.

Our operating results have fluctuated in the past from quarter to quarter and are likely to fluctuate significantly in the future due to a variety of factors, many of which are beyond our control, including:

- changing demand for our products and services;
- the timing of actual customer orders and requests for product shipment and the accuracy of our customers' forecasts of future production requirements;
- the reduction, rescheduling or cancellation of product orders and development and design services requested by customers;
- difficulties in forecasting demand for our products and the planning and managing of inventory levels;
- the introduction and market acceptance of our customers' new products and changes in demand for our customers' existing products;
- changes in the relative portion of our revenue represented by our various products, services and customers, including the relative mix of our business across our target markets;
- changes in competitive or economic conditions generally or in our customers' markets;
- competitive pressures on selling prices;
- the amount and timing of costs associated with product warranties and returns;
- changes in availability or costs of raw materials or supplies;
- fluctuations in manufacturing yields and yield losses and availability of production capacity;
- changes in our product distribution channels and the timeliness of receipt of distributor resale information;
- the amount and timing of investments in research and development;
- difficulties in integrating acquired assets and businesses into our operations;
- charges to earnings resulting from the application of the purchase method of accounting following acquisitions; and
- pressure on our selling prices as a result of healthcare industry cost containment measures.

As a result of these factors, many of which are difficult to control or predict, as well as the other risk factors discussed in this report, we may experience material adverse fluctuations in our future operating results on a quarterly or annual basis.

The medical device industry is cyclical, and an industry downturn could adversely affect our operating results.

Business conditions in the medical device industry have rapidly changed between periods of strong and weak demand. The industry is characterized by:

- periods of overcapacity and production shortages;
- cyclical demand for products;
- changes in product mix in response to changes in demand of products;
- variations in manufacturing costs and yields;
- rapid technological change and the introduction of new products by customers;
- price erosion; and
- expenditures for product development.

These factors could harm our business and cause our operating results to suffer.

The failure of our customers and potential customers, who utilize our advanced biomaterials in their medical devices, to complete development of their medical technology, obtain government approvals, including required FDA approvals, or to comply with ongoing governmental regulations could delay or limit introduction of their proposed products, thereby negatively impacting our ability to generate future revenues from product sales and royalty and development fees.

Research, development and production activities undertaken by our customers and potential customers engaged in the development of medical devices which utilize our advanced biomaterials, are subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the United States and abroad.

Before receiving FDA approval to market their medical devices utilizing our advanced biomaterials, our customers and potential customers will have to demonstrate that their medical devices are safe and effective on the patient population. Clinical trials, manufacturing and marketing of medical devices are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern and influence the testing, manufacture, labeling, advertising, distribution and promotion of drugs and medical devices. As a result, clinical trials and regulatory approval of medical devices can take a number of years or longer to accomplish and require the expenditure of substantial financial, managerial and other resources.

In order to be commercially viable, our customers and potential customers must successfully research, develop, obtain regulatory approval, manufacture, market and distribute their medical devices. For each medical device incorporating our advanced biomaterials, our customers and potential customers must successfully meet a number of critical developmental milestones, including:

- demonstrate benefit from the use of their medical devices in various contexts;
- demonstrate through pre-clinical and clinical trials that their medical devices are safe and effective; and
- establish a viable Good Manufacturing Process capable of potential scale up.

The time frame necessary to achieve these developmental milestones may be long and uncertain, and our customers and potential customers may not successfully complete these milestones for any of their intended products in development.

In order to conduct clinical trials that are necessary to obtain approval by the FDA to market a product, it is necessary to receive clearance from the FDA to conduct such clinical trials. The FDA can halt clinical trials at any time for safety reasons or because clinical investigators do not follow the FDA's requirements for conducting clinical trials. If our customers or potential customers are unable to receive clearance to conduct clinical trials or the trials are halted by the FDA, we would not be able to achieve any revenue from the sale of biomaterials or royalty and development fees from our customers' or potential customers' products as it is illegal to sell any medical device for human consumption without FDA approval.

More generally, the manufacture and sale of medical devices, including products currently sold by our customers or potential customers and their other potential products, are subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA, and corresponding state agencies, such as the CDHS. In order for them to market their products for clinical use in the United States, they must obtain clearance from the FDA of a 510(k) pre-market notification or PMA application. In addition, certain material changes to medical devices also are subject to FDA review and clearance or approval. The process of obtaining FDA and other required regulatory clearances and approvals is lengthy, expensive and uncertain, frequently requiring from one to several years from the date of FDA submission if pre-market clearance or approval is obtained at all. Securing FDA clearances and approvals may require the submission of extensive clinical data and supporting information to the FDA.

Sales of medical devices outside of the United States are subject to international regulatory requirements that vary from country to country. The time required to obtain approval for sales internationally may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. There can be no assurance that our customers or potential customers will be able to obtain approval in a particular country for any of their future products.

Regulatory clearances or approvals, if granted, may include significant limitations on the indicated uses for which the product may be marketed. In addition, to obtain such clearances or approvals, the FDA and certain foreign regulatory authorities impose numerous other requirements with which medical device manufacturers must comply.

FDA enforcement policy strictly prohibits the marketing of cleared or approved medical devices for uncleared or unapproved uses. In addition, product clearances or approvals could be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing. Our customers and potential customers will be required to adhere to applicable FDA GMP regulations and similar regulations in other countries, which include testing, control, and documentation requirements. Ongoing compliance with GMP and other applicable regulatory requirements, including marketing products for unapproved uses, could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of clearances or approvals and criminal prosecution. Changes in existing regulations or adoption of new governmental regulations or policies could prevent or delay regulatory approval of their products.

There can be no assurance that our customers or potential customers will be able to obtain FDA 510(k) clearance or PMA for their products under development or other necessary regulatory approvals or clearances on a timely basis or at all. Delays in receipt of or failure to receive U.S. or foreign clearances or approvals, the loss of previously obtained clearance or approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business with respect of our ability to generate revenues from product sales to and royalty and development fees from our customers and potential customers utilizing our advanced biomaterials in their medical devices.

Our markets are subject to technological change and our success depends on our ability to modify existing advanced biomaterials and develop and introduce new advanced biomaterials for use by customers and potential customers in their medical devices.

The medical device market for our products is characterized by:

- changing technologies;
- changing customer needs;
- frequent new product introductions and enhancements;
- increased integration with other functions; and
- product obsolescence.

Our success is dependent in part on the modification of existing advanced biomaterials and the design and development of new advanced biomaterials for use in the medical device industry. To modify existing advanced biomaterials and develop new advanced biomaterials and designs for the medical device market, we must develop, gain access to and use leading technologies in a cost effective and timely manner and continue to expand our technical and design expertise. The product development process is time-consuming and costly, and there can be no assurance that product development will be successfully completed, that necessary regulatory clearances or approvals will be granted by the FDA on a timely basis, or at all, or that the potential products will achieve market acceptance. Our failure to modify existing advanced biomaterials, develop new advanced biomaterials, or successfully market existing and potential new advanced biomaterials; and the failure of our customers and potential customers in obtaining necessary regulatory clearances or approvals for medical devices using our advanced biomaterials, could have a material adverse effect on our business, financial condition and results of operations.

We depend on outside suppliers and subcontractors, and our production and reputation could be harmed if they are unable to meet our volume and quality requirements and alternative sources are not available.

We have various "sole source" suppliers who supply key components for our products. Our outside suppliers may fail to develop and supply us with products and components on a timely basis, or may supply us with products and components that do not meet our quality, quantity or cost requirements. If any of these problems occur, we may be unable to obtain substitute sources of these products and components on a timely basis or on terms acceptable to us, which could harm our ability to: i) manufacture our own products and components profitably or on time, and ii) ship products to customers on time and generate revenues. In addition, if the processes that our suppliers use to manufacture products and components are proprietary, we may be unable to obtain comparable components from alternative suppliers.

During fiscal 2010, our sole supplier of a polymer component used in the manufacture of certain advanced polymers discontinued the sale of the polymer component. We have identified two (2) additional sources for this polymer component which we believe could be used as an alternative. We are currently performing qualification analysis so that the polymer component from the new sources could be substituted in our production process for advances polymers. We believe we have adequate supply of the original polymer component to meet production requirements during fiscal 2011 and have also begun using the alternative polymer component in our production. Although we believe the alternative polymer component will be suitable for our customer needs, there can be no assurance that our customers will accept the substitution of the alternative polymer component in certain of our advanced polymers.

During the year ended March 31, 2010, two (2) vendors represented $100,000 and $80,000, or 42% and 34%, respectively, of material purchases used in the production process. During the year ended March 31, 2009, two (2) vendors represented $63,000 and $24,000, or 47% and 18%, respectively, of material purchases used in the production process.

A significant portion of our royalty and development fee sales comes from one large customer, and any loss, cancellation or delay in sales to this customer could harm our operating results.

A limited number of customers have, historically, accounted for a significant portion of our revenues. For the fiscal year ended March 31, 2010, two customers represented 45% and 30% of revenues, respectively. For the fiscal year ended March 31, 2009, one customer represented 81% of our revenue. Although we are working to expand our customer base, the medical device industry is concentrated, with relatively few companies accounting for a large percentage of sales in the surgical, interventional and cardiovascular markets that are targeted by our disposable medical device and contract manufacturing operations. Accordingly, our revenue and profitability are dependent on our relationships with a limited number of large medical device companies, and we expect that the majority of our revenues will continue to depend on sales of our products to a limited number of customers for the foreseeable future, particularly if there is further consolidation within the medical device industry. We cannot assure you that there will not be a loss or reduction in business from our existing significant customers. In addition, we cannot assure you that revenues from our customers that have accounted for significant revenues in the past, either individually or as a group, will reach or exceed historical levels in any future period. We may not be able to offset any decline in revenues from our existing major customers with revenues from new customers or other existing customers. Because of our reliance on a limited number of customers, any decrease in revenues from, or loss of, one or more of these customers without a corresponding increase in revenues from other customers would harm our business, operating results and financial condition. In addition, any negative developments in the business of our existing significant customers could result in significantly decreased sales to this customer, which could seriously harm our business, operating results and financial condition.

Our ability to grow and sustain growth levels may be adversely affected by slowdowns in the U.S. economy.

Due to the recent decrease in corporate profits, capital spending and consumer confidence, we have experienced weakness in certain of our end markets. We are primarily susceptible when customers stop placing orders for us to supply advanced biomaterials or when customers experience reduced sales of their medical devices for which we receive royalties on product sales. The medical commercial markets, including bio-medical research and development and medical device manufacturing, could be affected by the past and present slowdown in the U.S. economy. If the economic slowdown persists and capital spending for research and development from our customers decreases, our business, financial condition and results of operations may be adversely affected.

We could be harmed by litigation involving patents and other intellectual property rights.

None of our patents or other intellectual property rights has been successfully challenged to date. However, in the future, we could be accused of infringing the intellectual property rights of other third parties. We also have certain indemnification obligations to customers with respect to the infringement of third party intellectual property rights by our products. No assurance can be provided that any future infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims will not be asserted or that assertions of infringement, if proven to be true, will not harm our business.

In the event of any adverse ruling in any intellectual property litigation, we could be required to pay substantial damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license from the third party claiming infringement with royalty payment obligations by us.

Any litigation relating to the intellectual property rights of third parties, whether or not determined in our favor or settled by us, is costly and may divert the efforts and attention of our management and technical personnel.

We may not be able to protect our intellectual property rights adequately.

Our ability to compete is affected by our ability to protect our intellectual property rights. We rely on a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures and non-disclosure and licensing arrangements to protect our intellectual property rights. Despite these efforts, we cannot be certain that the steps we take to protect our proprietary information will be adequate to prevent misappropriation of our technology, or that our competitors will not independently develop technology that is substantially similar or superior to our technology. More specifically, we cannot assure you that any future applications will be approved, or that any issued patents will provide us with competitive advantages or will not be challenged by third parties. Nor can we assure you that, if challenged, our patents will be found to be valid or enforceable, or that the patents of others will not have an adverse effect on our ability to do business. Furthermore, others may independently develop similar products or processes, duplicate our products or processes or design their products around any patents that may be issued to us.

Our future success depends on the continued service of management, engineering and sales personnel and our ability to identify, hire and retain additional personnel.

Our success depends, to a significant extent, upon the efforts and abilities of members of senior management. The loss of the services of one or more of our senior management or other key employees could adversely affect our business. We do not maintain key person life insurance on any of our officers, employees or consultants.

There is intense competition for qualified employees in the medical industry, particularly for highly skilled design, applications, engineering and sales people. We may not be able to continue to attract and retain technologists, managers, or other qualified personnel necessary for the development of our business or to replace qualified individuals who could leave us at any time in the future. Our anticipated growth is expected to place increased demands on our resources, and will likely require the addition of new management and engineering staff as well as the development of additional expertise by existing management employees. If we lose the services of or fail to recruit engineers or other technical and management personnel, our business could be harmed.

Periods of rapid growth and expansion could place a significant strain on our resources, including our employee base.

To manage our possible future growth effectively, we will be required to continue to improve our operational, financial and management systems. In doing so, we will periodically implement new software and other systems that will affect our internal operations regionally or globally.

Future growth will also require us to successfully hire, train, motivate and manage our employees. In addition, our continued growth and the evolution of our business plan will require significant additional management, technical and administrative resources. We may not be able to effectively manage the growth and evolution of our current business.

We are exposed to product liability and clinical and pre-clinical liability risks which could place a substantial financial burden on us, if we are sued. Although we have 5 million dollars in product liability insurance coverage, that amount may not be sufficient to cover all potential claims made against us. Additionally, we face the risk of financial exposure to product liability claims alleging that the use of devices that incorporate our products resulted in adverse effects.

While we are not aware of any claim at this time, our business exposes us to potential product liability, recalls and other liability risks that are inherent in the testing, manufacturing and marketing of medical products. We cannot assure you that such potential claims will not be asserted against us. In addition, the use in our clinical trials of medical products that our potential collaborators may develop and the subsequent sale of these products by us or our potential collaborators may cause us to bear a portion of or all product liability risks. A successful liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that we will be able to obtain or maintain adequate product liability insurance on acceptable terms, if at all, or that such insurance will provide adequate coverage against our potential liabilities. Furthermore, our current and potential partners with whom we have collaborative agreements or our future licensees may not be willing to indemnify us against these types of liabilities and may not themselves be sufficiently insured or have a net worth sufficient to satisfy any product liability claims. Claims or losses in excess of any product liability insurance coverage that may be obtained by us could have a material adverse effect on our business, financial condition and results of operations. We do not currently carry recall insurance and we may be subject to significant recall costs in the event of a recall.

We may be affected by environmental laws and regulations.

We are subject to a variety of laws, rules and regulations in the United States related to the use, storage, handling, discharge and disposal of certain chemical materials such as isocyanates, alcohols, dimethylacetamide, and glycols used in our research and manufacturing process. Any of those regulations could require us to acquire expensive equipment or to incur substantial other expenses to comply with them. If we incur substantial additional expenses, product costs could significantly increase. Our failure to comply with present or future environmental laws, rules and regulations could result in fines, suspension of production or cessation of operations.

If we fail to implement new or improved internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, we may not be able to comply with the requirements of Section 404 in a timely manner. This could result in investors losing confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company's internal control over financial reporting in their annual reports on Form 10-K. This report is required to contain an assessment by management of the effectiveness of such company's internal controls over financial reporting. In addition, the public accounting firm auditing a public company's financial statements must attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. While we are expending significant resources in developing the necessary documentation and testing procedures required by Section 404 and our management has concluded that our internal control over financial reporting was effective as of March 31, 2010, there is a risk that as we continue to implement our internal controls that we may identify previously unknown deficiencies or weaknesses in our internal controls. If we fail to implement required new or improved controls, we may be unable to comply with the requirements of Section 404 in a timely manner. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations.

Under current rules, we are required to report on the effectiveness of our internal controls for the year ended March 31, 2010. In the fiscal year ending March 31, 2011, our independent registered public accounting firm will be required to report on the effectiveness of our internal controls.

Risks Related to Competition

The medical device industry, in general, is intensely competitive and characterized by rapid innovation and technological advances. Product differentiation and performance, client service, reliability, cost and ease of use are important competitive considerations in the medical device industry. We expect the current high levels of competition and technological change in the medical device industry in general. Most of our competitors have longer operating histories and significantly greater financial, technical, research, marketing, sales, distribution and other resources. In addition, our competitors may have greater name recognition than us and frequently offer discounts as a competitive tactic. There can be no assurance that our current competitors or potential future competitors will not succeed in developing or marketing technologies and products that are more effective or commercially attractive than those that have been and are being developed by us or that would render our technologies and products obsolete or noncompetitive, or that such companies will not succeed in obtaining regulatory approval for, introducing or commercializing any such products prior to us. Any of the above competitive developments could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Pricing Pressure

We face aggressive cost-containment pressures from governmental agencies and third party payors. There can be no assurances that we will be able to maintain current prices in the face of continuing pricing pressures. Over time, the average price for our products may decline as the markets for these products become more competitive. Any material reduction in product prices could negatively affect our gross margin, necessitating a corresponding increase in unit sales to maintain net sales.

Risks Related to Our Securities

Our stock price is volatile.

The market price of our common stock has fluctuated significantly to date. In the past fiscal year, our stock price ranged from $0.13 to $0.51. The future market price of our common stock may also fluctuate significantly due to:

- variations in our actual or expected quarterly operating results;
- announcements or introductions of new products;
- technological innovations by our competitors or development setbacks by us;
- the commencement or adverse outcome of litigation;
- changes in analysts' estimates of our performance or changes in analysts' forecasts regarding our industry, competitors or customers;
- announcements of acquisition or acquisition transactions; or
- general economic and market conditions.

In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many medical and biotechnology companies. These fluctuations have often been unrelated or disproportionate to the operating performance of companies in our industry, and could harm the market price of our common stock.

Additional authorized shares of our common stock and preferred stock available for issuance may adversely affect the market.

We are authorized to issue 50,000,000 shares of our common stock. As of March 31, 2010, there were 21,278,386 shares of common stock issued and 21,201,694 shares of common stock outstanding. As of March 31, 2010, there were 76,692 shares of treasury stock acquired through open market purchases during the fiscal year ended March 31, 2009. The total number of shares of our common stock issued and outstanding does not include shares reserved in anticipation of the exercise of options and warrants. As of March 31, 2010, we had outstanding stock options and warrants to purchase approximately 2,628,860 shares of our common stock, the exercise price of which range between $0.16 per share to $5.40 per share, and we have reserved shares of our common stock for issuance in connection with the potential exercise thereof. To the extent such options, warrants or additional investment rights are exercised; the holders of our common stock will experience further dilution. Stockholders will also experience dilution upon the exercise of options granted under our stock option plans. In addition, in the event that any future financing or consideration for a future acquisition should be in the form of, be convertible into or exchangeable for, equity securities investors will experience additional dilution.

The exercise of the outstanding derivative securities will reduce the percentage of common stock held by our current stockholders. Further, the terms on which we could obtain additional capital during the life of the derivative securities may be adversely affected, and it should be expected that the holders of the derivative securities would exercise them at a time when we would be able to obtain equity capital on terms more favorable than those provided for by such derivative securities. As a result, any issuance of additional shares of common stock may cause our current stockholders to suffer significant dilution which may adversely affect the market. In addition to the above referenced shares of common stock which may be issued without stockholder approval, we have 5,000,000 shares of authorized preferred stock, the terms of which may be fixed by our Board, of which 500,000 preferred shares were previously issued, but none are currently outstanding. While we have no present plans to issue any additional shares of preferred stock, our Board has the authority, without stockholder approval, to create and issue one or more series of such preferred stock and to determine the voting, dividend and other rights of holders of such preferred stock. The issuance of any of such series of preferred stock may have an adverse effect on the holders of common stock.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, a stockholder (or stockholders whose shares are aggregated) who has satisfied a one year holding period may, under certain circumstances, sell within any three month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by our stockholders that are non-affiliates that have satisfied a two year holding period. Any substantial sale of our common stock pursuant to Rule 144 or pursuant to any resale prospectus may have material adverse effect on the market price of our securities.

There is a limitation on director and officer liability.

As permitted by Delaware law, our Restated Articles of Organization limit the liability of our directors for monetary damages for breach of a director's fiduciary duty except for liability in certain instances. As a result of our charter provision and Delaware law, stockholders may have limited rights to recover against directors for breach of fiduciary duty. In addition, our bylaws provide that we shall indemnify our directors, officers, employees and agents if such persons acted in good faith and reasoned that their conduct was in our best interest.

The anti-takeover provisions of our Restated Articles of Organization, the Delaware General Corporation Law and our Stockholder Rights Plan may delay, defer or prevent a change of control.

Our board of directors has the authority to issue up to 4,500,000 shares of preferred stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control because the terms of any issued preferred stock could potentially prohibit our consummation of any acquisition, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction, without the approval of the holders of the outstanding shares of preferred stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders.

Our stockholders must give substantial advance notice prior to the relevant meeting to nominate a candidate for director or present a proposal to our stockholders at a meeting. These notice requirements could inhibit a takeover by delaying stockholder action. In addition, our bylaws and Delaware law provide for staggered board members with each member elected for three years. In addition, directors may be removed by stockholders only for cause and by a vote of 80% of the stock.

In addition, we have adopted a stockholder rights plan that may discourage any potential acquirer from acquiring more than 15% of our outstanding common stock since, upon this type of acquisition without approval of our board of directors, all other common stockholders will have the right to purchase a specified amount of common stock at a substantial discount from market price.

Risk of Market Withdrawal or Product Recall

There can be no assurance that we will be able to successfully take corrective actions if required, nor can there be any assurance that any such corrective actions will not force us to incur significant costs. In addition, there can be no assurance any future recalls will not cause us to face increasing scrutiny from its customers, which could cause us to lose market share or incur substantial costs in order to maintain existing market share. We do not currently carry recall insurance and we may be subject to significant recall costs in the event of a recall.

Risks Associated with Healthcare Reform Proposals

Political, economical and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Potential reforms proposed over the last several years have included mandated basic healthcare benefits, controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and fundamental changes in the healthcare delivery system. In addition, some states in which we operate are also considering various healthcare reform proposals. We anticipate that federal and state governments will continue to review and assess alternative healthcare delivery systems and payment methodologies and public debate of these issues will likely continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, we cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on us, and there can be no assurance that the adoption of reform proposals will not have a material adverse effect on our business, operating results or financial condition. In addition, the actual announcement of reform proposals and the investment community's reaction to such proposals, as well as announcements by competitors and third-party payors of their strategies to respond to such initiatives, could produce volatility in the trading and market price of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Description of Properties

Our corporate headquarters, polymer development and manufacturing operations, are located in an approximate 22,700 square foot building, which we own, is located at 229 Andover Street, Wilmington, MA, and was purchased for $1,750,000 in cash.

Item 3. Legal Proceedings

We are not a party to any legal proceedings other than ordinary routine litigation incidental to our business which we believe will not have a material affect on our financial position or results of operations.

Item 4. (Removed and Reserved)

PART II

Item 5. Market Information for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the NYSE Amex under the symbol "ASB." The following table sets forth the high and low sales prices of the common stock for each of the last two fiscal years, as reported on the NYSE Amex.

	Fiscal Year 2010	
	High	Low
4th Quarter	$ 0.43	$ 0.27
3rd Quarter	0.38	0.22
2nd Quarter	0.51	0.17
1st Quarter	0.49	0.13

	Fiscal Year 2009	
	High	Low
4th Quarter	$ 0.40	$ 0.11
3rd Quarter	0.50	0.19
2nd Quarter	0.80	0.37
1st Quarter	0.94	0.47

As of June 1, 2010, there were approximately 368 stockholders of record. The last sale price as reported by the NYSE Amex on June 15, 2010, was $0.30. We have never paid a cash dividend on our common stock and do not anticipate the payment of cash dividends in the foreseeable future. We submitted an unqualified 2009 Corporate Governance Certification to the American NYSE Amex in connection with our fiscal year 2009.

Securities Authorized for Issuance under Equity Compensation Plans as of the End of Fiscal 2010 Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by stockholders	2,628,860 (1)	$1.21	2,215,562
	2,628,860		2,215,562

(1) This total includes shares to be issued upon exercise of outstanding options under the equity compensation plans that have been approved by our stockholders (i.e., the 2003 Plan). We did not have any equity compensation plans that were not approved by stockholders.

Recent Sales of Unregistered Securities

None.

Stock Repurchase Plan

In June 2001, the Board of Directors adopted a share repurchase program authorizing the repurchase by the Company of up to 250,000 of its shares of common stock. In June 2004, the Board of Directors authorized the purchase of an additional 500,000 shares of common stock. On December 17, 2008, in light of the current market conditions, the Board of Directors authorized the repurchase of up to $30,000 of common stock from the shares available for repurchase under the program. In January 2009, the Company repurchased 76,692 shares of its common stock at an approximate cost of $30,000. Since June 2001, a total of 251,379 shares have been repurchased by the Company under the share repurchase program, leaving 498,621 shares remaining to purchase under the share repurchase program. No repurchases were made during the year ended March 31, 2010. The share repurchase program authorizes repurchases from time to time in open market transactions, through privately negotiated transactions, block transactions or otherwise, at times and prices deemed appropriate by management, is not subject to an expiration date.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Number of Shares that May Yet Be Purchased Under the Plan
January 1 - January 31, 2009	76,692	$ 0.39	76,692	
February 1 - February 28, 2009	-	$ -	-	
March 1 - March 31, 2009	-	$ -	-	
Total	76,692	$ 0.39	76,692	498,621

Stockholder Rights Plan

The Company's board of directors approved the adoption of a stockholder rights plan (the "Rights Plan") under which all stockholders of record as of February 8, 2008 will receive rights to purchase shares of a new series of preferred stock (the "Rights"). The Rights will be distributed as a dividend. Initially, the Rights will attach to, and trade with, the Company's common stock. Subject to the terms, conditions and limitations of the Rights Plan, the Rights will become exercisable if (among other things) a person or group acquires 15% or more of the Company's common stock. Upon such an event, and payment of the purchase price, each Right (except those held by the acquiring person or group) will entitle the holder to acquire shares of the Company's common stock (or the economic equivalent thereof) having a value equal to twice the purchase price. The Company's board of directors may redeem the Rights prior to the time they are triggered. In the event of an unsolicited attempt to acquire the Company, the Rights Plan is intended to facilitate the full realization of stockholder value in the Company and the fair and equal treatment of all Company stockholders. The Rights Plan will not prevent a takeover attempt. Rather, it is intended to guard against abusive takeover tactics and encourage anyone seeking to acquire the Company to negotiate with the board of directors. The Company did not adopt the Rights Plan in response to any particular proposal.

Dividend Policy

We have never declared or paid any cash dividends on our common stock and do not expect to pay any dividends for the foreseeable future. We currently intend to retain any future earnings to fund the operation, development and expansion of our business. Any future determination to pay dividends will be at the sole discretion of our board of directors and will depend upon a number of factors, including our results of operations, capital requirements, financial condition, future prospects, contractual arrangements, restrictions imposed by applicable law, any limitations on payments of dividends present in our current and future debt arrangements, and other factors our board of directors may deem relevant.

Item 6. Selected Consolidated Financial Data

Not Applicable.

Item 7. Management's Discussion and Analysis or Plan of Operation

Forward-Looking Statements

This Report on Form 10-K contains certain statements that are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Litigation Reform Act"). These forward looking statements and other information are based on our beliefs as well as assumptions made by us using information currently available.

The words "anticipate," "believe," "estimate," "expect," "intend," "will," "should" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended or using other similar expressions.

In accordance with the provisions of the Litigation Reform Act, we are making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated by the forward-looking statements contained in this Report on Form 10-K. For example, we may encounter competitive, technological, financial and business challenges making it more difficult than expected to continue to develop and market our products; the market may not accept our existing and future products; we may not be able to retain our customers; we may be unable to retain existing key management personnel; and there may be other material adverse changes in our operations or business. Certain important factors affecting the forward-looking statements made herein also include, but are not limited to (i) continued downward pricing pressures in our targeted markets, (ii) the continued acquisition of our customers by certain of our competitors, and (iii) continued periods of net losses, which could require us to find additional sources of financing to fund operations, implement our financial and business strategies, meet anticipated capital expenditures and fund research and development costs. In addition, assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our marketing, capital expenditure or other budgets, which may in turn affect our financial position and results of operations. For all of these reasons, the reader is cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date hereof. In addition, you should read and carefully consider the Risk Factors discussed in Part I, Item 1A of this Form 10-K. We assume no responsibility to update any forward-looking statements as a result of new information, future events, or otherwise except as required by law.

Overview

We develop advanced polymer biomaterials which provide critical characteristics in the design and development of medical devices. Our biomaterials are used in devices that are designed for treating a broad range of anatomical sites and disease states. Our business model leverages our proprietary materials science technology and manufacturing expertise in order to expand our product sales and royalty and license fee income.

Fiscal Year

Our fiscal year ends on March 31. Reference in this annual report on Form 10-K to a fiscal year is reference to the fiscal year ended March 31. For example, references to "fiscal 2010" or our "2010 fiscal year" refer to the fiscal year ended March 31, 2010.

Critical Accounting Policies

Our significant accounting policies are summarized in Note B to our consolidated financial statements. However, certain of our accounting policies require the application of significant judgment by our management, and such judgments are reflected in the amounts reported in our consolidated financial statements. In applying these policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of estimates. Those estimates are based on our historical experience, terms of existing contracts, our observance of market trends, information provided by our strategic partners and information available from other outside sources, as appropriate. Actual results may differ significantly from the estimates contained in our consolidated financial statements. Our critical accounting policies are as follows:

- *Revenue Recognition.* We recognize revenue from product sales upon shipment, provided that a purchase order has been received or a contract has been executed, there are no uncertainties regarding customer acceptance, the sales price is fixed or determinable and collection is deemed reasonably assured. If uncertainties regarding customer acceptance exist, we recognize revenue when those uncertainties are resolved and title has been transferred to the customer. Amounts collected or billed prior to satisfying the above revenue recognition criteria are recorded as deferred revenue. We also receive license, royalty and development fees for the use of our proprietary biomaterials. We recognize these fees as revenue in accordance with the terms of the contracts in the period they are earned.

- *Accounts Receivable Valuation.* We perform various analyses to evaluate accounts receivable balances and record an allowance for bad debts based on the estimated collectability of the accounts such that the amounts reflect estimated net realizable value. Account balances are charged off against the allowance after significant collection efforts have been made and potential for recovery is not considered probable.

- *Inventory Valuation.* We value our inventory at the lower of our actual cost or the current estimated market value. We regularly review inventory quantities on hand and inventory commitments with suppliers and record a provision for excess and obsolete inventory based primarily on our historical usage for the prior twelve month period. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated change in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

- *Long-Lived Assets.* We evaluate our long-lived assets, which include property and equipment, for impairment as events and circumstances indicate that the carrying amount may not be recoverable. We evaluated the realizability of our long-lived assets based primarily on reviews of results of sales of similar assets and independent appraisals. As a result of the indicators of impairment described above, we evaluated the recoverability of our property and equipment as of March 31, 2010 and determined that no impairment existed.

- *Stock-Based Compensation.* We make certain assumptions in order to value our stock-based compensation. The valuation of employee stock options is an inherently subjective process, since market values are generally not available for long-term, non-transferable employee stock options. Accordingly, an option pricing model is utilized to derive an estimated fair value. In calculating the estimated fair value of our stock options we use the Black-Scholes pricing model, which requires the consideration of the following six variables for purposes of estimating fair value:

    - the stock option exercise price;
    - the expected term of the option;
    - the grant price of our common stock, which is issuable upon exercise of the option;
    - the expected volatility of our common stock;
    - the expected dividends on our common stock (we do not anticipate paying dividends in the foreseeable future); and
    - the risk free interest rate for the expected option term.

We are also required to estimate the level of pre-vesting award forfeitures expected to occur and record compensation expense only for those awards that are ultimately expected to vest. This requirement applies to all awards that are not yet vested. Due to the limited number of unvested options outstanding, the majority of which are held by executives and members of the Company's Board of Directors, the Company has estimated a zero forfeiture rate. The Company will revisit this assumption periodically and as changes in the composition of our option pool dictate.

Changes in the inputs and assumptions, as described above, can materially affect the estimated fair value of our share-based awards. The Company anticipates the amount of stock-based compensation to increase in the future as additional options are granted. As of March 31, 2010, there was approximately $117,000 of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted-average period of 1.66 years.

Results of Operations

Fiscal Year Ended March 31, 2010 vs. March 31, 2009

Revenues

Total revenues for the fiscal year ended March 31, 2010 were $2,117,000 as compared with $3,265,000 for the comparable prior year period, a decrease of $1,148,000, or 35.2%.

Product sales of our biomaterials for the fiscal year ended March 31, 2010 were $1,351,000 as compared with $932,000 for the comparable prior year period, an increase of $419,000, or 45.0%. Product sales increased primarily due to an increase in the demand for biomaterials from our existing customer base and new customers.

Royalties and development fees for the fiscal year ended March 31, 2010 were $766,000 as compared with $2,333,000 for the comparable prior year period, a decrease of $1,567,000 or 67.2%. We have agreements to license our proprietary biomaterial technology to medical device manufacturers and develop biomaterials for incorporation into medical devices under development by our customers. Royalties are earned when these manufacturers sell medical devices which use our biomaterials. The decrease in license, royalty and development fees during the fiscal year ended March 31, 2010 is primarily a result of i) an amendment to an agreement with a major customer from whom we derived a majority of our license, royalty and development fee revenue, which affect of the amendment was to reduce the royalty fees paid to us per unit of sale of that customer's product, and ii) the termination of a licensing agreement with a second customer.

For the year ended March 31, 2010, two customers represented 45% and 30% of our total revenues, respectively. For the year ended March 31, 2009, one customer represented 81% of our total revenues. We expect that this concentration of our customer base will continue for the foreseeable future.

Gross Profit

Gross profit on total revenues for the fiscal year ended March 31, 2010 was $761,000, or 36.0% of total revenues, compared with $1,915,000, or 58.7% of total revenues, for the comparable prior year period. The decrease in gross profit dollars and gross profit as a percentage of total revenues is primarily due to the decrease of license, royalty and development fees. This decrease was partly offset by increased absorption of fixed overhead costs due to increased product sales.

Gross profit on product sales for the fiscal year ended March 31, 2010 was a loss of $5,000, or less than 1.0% of product sales, compared with a loss of $418,000, or 44.8% of product sales, for the comparable prior year period. The improvement in gross profit dollars on product sales and gross profit as a percentage of product revenues is attributable, in part, to i) continued overhead cost containment and control measures, ii) improved efficiencies in the production process, and iii) increased absorption of fixed overhead costs, which are relatively stable, by the increased product sales.

Research, Development and Regulatory Expenses

Research and development expenses for the fiscal year ended March 31, 2010 were $657,000 as compared with $760,000 for the comparable prior year period, a decrease of $103,000 or 13.6%. Our research and development efforts are focused on developing new applications for our biomaterials. Research and development expenditures consisted primarily of the salaries of full time employees and related expenses, and are expensed as incurred. Although we increased research and development expenditures in the development of new biomaterials and related applications during the fiscal year ended March 31, 2010, these increases were partially offset by decreases in expenditures related to the CardioPass clinical trials, which further development was suspended in the fourth quarter of fiscal 2010, and the resignation of our vice president of science and technology during the second quarter of fiscal 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal year ended March 31, 2010 were $2,727,000 as compared with $3,233,000 for the comparable prior year period, a decrease of $506,000 or 15.7%. The decrease is primarily attributable to our cost containment measures which included reductions in outside consultants and insurance costs. These decreases were offset by an approximate $117,000 increase in stock-based compensation incurred in connection with the issuance of stock options issued to employees, directors and a consultant.

Other Income (Expense), Net

Other expense for the fiscal year ended March 31, 2010 was $7,000 as compared with other income of $48,000 for the comparable prior year period. Interest income of $6,000 reported for the fiscal year ended March 31, 2010 was a result of interest income earned on a note receivable. Interest income of $48,000 reported for the fiscal year ended March 31, 2009 was a result of interest income earned on available cash balances. Other income of approximately $22,000 reported for the fiscal year ended March 31, 2010 was a result of an insurance refund related to fiscal 2009 and received in fiscal 2010. Other expense reported for the fiscal year ended March 31, 2010 was primarily a result of an infrequently occurring write-off of approximately $35,000.

Income from Discontinued Operations-Sale of Subsidiaries

Income from discontinued operations – sale of subsidiaries during the fiscal year ended March 31, 2010 is a result of i) the settlement in April 2009 of the escrow account established in connection with our March 2008 sale of CDT and ii) the settlement in August 2009 of our dispute with Medos in connection with our July 2007 sale of Gish.

Upon the settlement of the escrow account established in connection with the sale of CDT we realized a gain during the fiscal year ended March 31, 2010 of approximately $213,000, net of post-closing adjustments and additional transaction costs.

Upon the settlement of the dispute with Medos in August of 2009, we realized a gain of $729,000 composed of $580,000 in the form of cash and a note receivable, and the elimination of a former post-closing obligation to Medos in the amount of $149,000.

Income Taxes

We did not record a tax provision in either of the years ended March 31, 2010 and 2009.

As of March 31, 2010, we had federal and state net operating loss carry forwards available to offset future taxable income of approximately $20,025,000, expiring between 2011 and 2030, and $8,662,000, expiring between 2011 and 2015, respectively. As of March 31, 2010, we had a capital loss carry forward available to offset future taxable income of approximately $9,066,000, expiring between 2014 and 2015. As of March 31, 2010, we had federal and state investment and research tax credit carry forwards available to offset future taxable income of approximately $86,000, expiring between 2011 and 2030, and $195,000, expiring between 2011 and 2015, respectively.

Liquidity and Capital Resources

As of March 31, 2010, we had cash and cash equivalents of $3,055,000, a decrease of $818,000 when compared with a balance of $3,873,000 as of March 31, 2009.

During the year ended March 31, 2010 and 2009, we had net cash outflows from operating activities of $1,613,000 and $2,723,000, respectively. The net cash outflows used in operating activities during the year ended March 31, 2010 is primarily a result of the net loss from continuing operations, increases in accounts receivable, inventory build-up to meet planned customer orders for the first half of fiscal 2011, a significant reduction in accrued expenses, and decreases in deferred revenue. These cash outflows were offset by a significant decrease in accounts receivable-other reflecting collection of royalties receivable that were outstanding at the end of fiscal 2009; and non-cash items related to depreciation and stock-based compensation charges.

During the year ended March 31, 2010, we had net cash outflows of $17,000 from investing activities from continuing operations primarily as a result of the purchase of approximately $23,000 in equipment.

During the year ended March 31, 2010, we had net cash inflows of approximately $793,000 from investing activities from discontinued operations as a result of i) the net cash of $213,000 realized upon the settlement of the escrow account established in connection with the March 2008 sale of CDT, and ii) the settlement of the Medos dispute resulting in the receipt of $580,000 in cash and payments on a note receivable.

There were no options or warrants exercised during the years ended March 31, 2010 and 2009. During the fiscal year ended March 31, 2010, we issued 72,987 shares of our common stock to employees pursuant to our Employee Stock Purchase Plan and received cash proceeds of approximately $19,000. During March 31, 2009, we issued 138,086 shares of our common stock to employees pursuant to our Employee Stock Purchase Plan and received cash proceeds of approximately $37,000. In addition, during March 31, 2009 we repurchased 76,692 shares of our common stock in an open market purchase at a cost of approximately $30,000. No repurchases of our common stock were made during the fiscal year ended March 31, 2010.

At March 31, 2010, we had no debt. We believe our March 31, 2010 cash position will be sufficient to fund our working capital and research and development activities for at least the next twelve months.

Our future growth may depend on our ability to raise capital for acquisitions, to support research and development activities for modification of existing biomaterials and development of new biomaterials, including advanced applications for our biomaterials, and to market and sell our advanced biomaterials. Our capital requirements depend on numerous factors, including but not limited to, the progress of our research and development programs, including the cost of filing, prosecuting, defending and enforcing any intellectual property rights; competing technological and market developments; changes in our development of commercialization activities and arrangements; and the purchase of additional facilities and capital equipment.

With respect to the Exchange and Venture Agreement with CorNova, we have no additional obligation to contribute assets or additional common stock nor to assume any liabilities or to fund any losses that CorNova may incur.

Off-Balance Sheet Arrangements

As of March 31, 2010, we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not Applicable.

Item 8. Financial Statements and Supplementary Data

The following documents are filed as part of this report on Form 10-K

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Not Applicable.

Item 9A. Controls and Procedures

The certificates of our Chief Executive Officer and Acting Chief Financial Officer attached as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K include, in paragraph 4 of such certifications, information concerning our disclosure controls and procedures, and internal control over financial reporting. Such certifications should be read in conjunction with the information contained in this Item 9A for a more complete understanding of the matters covered by such certifications.

Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Acting Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2010. The term "disclosure controls and procedures", as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions to be made regarding required disclosure. It should be noted that any system of controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met and that management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of March 31, 2010, our Chief Executive Officer and Acting Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the interim or annual consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Acting Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2010 based on the framework in *Internal Control Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of March 31, 2010, our internal control over financial reporting was effective.

This annual report on Form 10-K does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes to our internal control over financial reporting during the fourth quarter ended March 31, 2010 that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 will be incorporated by reference from our definitive proxy statement or will be filed as an amendment to our Form 10-K within 120 days of our fiscal year end.

Item 11. Executive Compensation

The information required by this Item 11 will be incorporated by reference from our definitive proxy statement or will be filed as an amendment to our Form 10-K within 120 days of our fiscal year end.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 will be incorporated by reference from our definitive proxy statement or will be filed as an amendment to our Form 10-K within 120 days of our fiscal year end.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 will be incorporated by reference from our definitive proxy statement or will be filed as an amendment to our Form 10-K within 120 days of our fiscal year end.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 will be incorporated by reference from our definitive proxy statement or will be filed as an amendment to our Form 10-K within 120 days of our fiscal year end.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following are filed as part of this Form 10-K:

(1) Financial Statements: For a list of financial statements which are filed as part of this Form 10-K, See Page 31.

(2) Exhibits

Exhibit Number:	Exhibit Title:
2.1	Agreement and plan of merger and reorganization by and among the Company, Gish Acquisition Corp. and Gish Biomedical, Inc., incorporated by reference to Annex A of the Company's Registration Statement on Form S-4 filed on December 23, 2002.
2.2	Amendment No. 1 to Agreement and Plan of Merger and Reorganization by and among the Company, Gish Acquisition Corp. and Gish Biomedical Inc., incorporated by reference to Exhibit 2.2 to the Company's Registration Statement on Form S-4 filed on January 16, 2003.
3.1	Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on October 25, 2007 and effective as of October 26, 2007 (Filed as Appendix C to the Company's definitive proxy statement on Schedule 14A, filed on August 30, 2007, and incorporated herein by reference).
3.2**	Amendment No. 1 to Certificate of Incorporation of the Company, filed with the Secretary of State for the State of Delaware on October 15, 2008.
3.3	Bylaws of the Company (Filed as Appendix D to the Company's definitive proxy statement on Schedule 14A, filed on August 30, 2007, and incorporated herein by reference).
3.4	Amendment No. 1 to the Bylaws of the Company (Filed as exhibit 3.1 to the Company's Current Report on Form 8-K, filed on December 21, 2007, and incorporated herein by reference).
3.5	Certificate of Designation of Series A Junior Participating Preferred Stock (Filed as exhibit 3.1 to the Company's Current Report on Form 8-K, filed on January 29, 2008, and incorporated herein by reference).
4.1	Form of Warrant incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on December 23, 2004.
4.2	Form of Placement Agent Warrant incorporated by reference to Exhibit 4.2 to the Company's Form 8-K filed on December 23, 2004.
4.3	Form of Additional Investment Right incorporated by reference to Exhibit 4.3 to the Company's Form 8-K filed on December 23, 2004.
4.4	Rights Agreement dated January 28, 2008 by and between the Company and American Stock Transfer & Trust Company (Filed as exhibit 4.1 to the Company's Current Report on Form 8-K, filed on January 29, 2008, and incorporated herein by reference).
4.5	Form of Rights Certificate (Filed as exhibit 4.2 to the Company's Current Report on Form 8-K, filed on January 29, 2008, and incorporated herein by reference).
10.1	Tax Matters Agreement between PMI and the Company, dated May 13, 1996, was filed as Exhibit 10.2 of the Form 10 and is incorporated herein by reference.
10.2	Amended and Restated License Agreement between PMI and the Company, dated May 13, 1996, was filed as Exhibit 10.4 of the Form 10 and is incorporated herein by reference.
10.3	The Company's 1996 Employee, Director and Consultant Stock Option Plan, as amended, was filed as Exhibit 10.4 to the Company's Form 10-K for the year ended March 31, 1998, filed on June 29, 1998, and in incorporated herein by reference.

Exhibit Number:	Exhibit Title:
10.4	Employee Stock Purchase Plan of the Company (Filed as Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed on August 30, 2007, and incorporated herein by reference).
10.5	First Amendment to the Employee Stock Purchase Plan of the Company (Filed as exhibit 10.2 to the Company Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, and incorporated herein by reference).
10.6	Second Amendment to the Employee Stock Purchase Plan of the Company (Filed as exhibit 10.3 to the Company Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, and incorporated herein by reference).
10.7	Development, Supply and License Agreement between PMI and Bard Access Systems, dated November 11, 1992 (Filed as Exhibit 10.10 to the Company's registration statement on Form 10, and incorporated herein by reference).
10.8	Amendment, dated as of February 25, 2009, to Development, Supply and License Agreement between the Company and Bard Access Systems, Inc. dated November 11, 1992 (Filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended March 31, 2009, and incorporated herein by reference).
10.9	Lease Agreement between the Company and Cummings Properties Management, Inc., dated June 26, 1998, was filed as Exhibit 10.11 to the Company's Form 10-K for the year ended March 31, 1998, filed on June 29, 1998, and in incorporated herein by reference.
10.10	Note Purchase Agreement dated as of March 31, 1998 between the Company and Dresdner Kleinwort Benson Private Equity Partners, LP ("Kleinwort Benson") was filed as Exhibit 99.1 to the Company's Form 8-K filed with the Securities and Exchange Commission (the "Commission") on April 15, 1998 and is incorporated herein by reference.
10.11	Amendment, dated as of November 12, 1998, to Note Purchase Agreement and Registration Rights Agreement was filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 1998, filed on November 16, 1998 and is incorporated herein by reference.
10.12	Form of Unit Purchase Agreement between the Company and certain individuals was filed as Exhibit 99.1 to the Company's Form S-3, filed with the Securities and Exchange Commission on February 12, 1999, and is incorporated herein by reference.
10.13	Form of Warrant to Purchase Shares of Common Stock of the Company issued to certain individuals was filed as Exhibit 99.2 to the Company's registration statement on Form S-3, filed with the Securities and Exchange Commission on February 12, 1999, and is incorporated herein by reference.
10.14	First Amendment Between Duke Realty Limited Partnership and CDT Dated May 1, 2004 Filed as an Exhibit to the Company's Form 10-K for the year ended March 31, 2004.
10.15	Exchange and Venture Agreement by and among the Company, Implant Sciences, Inc. and CorNova, Inc. dated March 5, 2004 filed as an exhibit to the Company's Form 10-KSB for the fiscal year ended March 31, 2004.
10.16	Plan and Agreement of Merger and Reorganization dated March 12, 2004 between the Company and DermaPhylyx, Inc., filed as an exhibit to the Company's Form 10-KSB for the year ended March 31, 2004.
10.17	Asset Purchase Agreement, dated as of November 19, 2004 by and among the Company, CarTika Medical, Inc., Thomas C. Carlson and Sheila A. Carlson, incorporated by reference to Exhibit 99 to the Company's Form 8-K filed on November 22, 2004.
10.18	Securities Purchase Agreement between Gryphon Master Fund, L.P., GSSF Master Fund, LP, Truk Opportunity Fund, LLC, Truk International Fund, LP, Meadowbrook Opportunity Fund LLC, Capital Ventures International, Iroquois Capital, L.P. and the Company dated as of December 21, 2004 and incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 23, 2004.

Exhibit Number:	Exhibit Title:
10.19	Registration Rights Agreement between Gryphon Master Fund, L.P., GSSF Master Fund, LP, Truk Opportunity Fund, LLC, Truk International Fund, LP, Meadowbrook Opportunity Fund LLC, Capital Ventures International, Iroquois Capital, L.P. and the Company dated as of December 21, 2004 and incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on December 23, 2004.
10.20	Lock-Up Agreement between the Company and certain of its officers and directors dated as of December 21, 2004 and incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed on December 23, 2004.
10.21	Employment Agreement of Michael F. Adams, dated September 13, 2006, was filed as Exhibit 10.28 to the Company's Form 8-K/A, filed on September 15, 2006, and incorporated herein by reference.
10.22	Letter of agreement by and between the Company and Michael F. Adams dated July 10, 2007 (Filed as exhibit 10.1 to the Company's Current Report on Form 8-K , filed on July 13, 2007, and incorporated herein by reference).
10.23	Employment Agreement of Eric G. Walters, dated April 3, 2006, was filed as Exhibit 10.27 to the Company's Form 8-K/A, filed on April 4, 2006, and incorporated herein by reference.
10.24	CardioTech International, Inc. Nonqualified Stock Option Agreement by and between the Company and Eric G. Walters dated October 3, 2005 (Filed as exhibit 10.1 to the Company's Registration Statement on Form S-8, File No. 333-149343, and incorporated herein by reference).
10.25	Letter of agreement by and between the Company and Eric G. Walters dated July 10, 2007 (Filed as exhibit 10.2 to the Company's Current Report on Form 8-K, filed on July 13, 2007, and incorporated herein by reference).
10.26	Separation Agreement and General Release between Eric Walters and the Company dated February 28, 2009 (Filed as exhibit 10.1 to the Company's Current Report on Form 8-K, filed on March 4, 2009, and incorporated herein by reference).
10.27	CardioTech International, Inc. Nonqualified Stock Option Agreement by and between the Company and Dr. Andrew M. Reed dated March 20, 2006 (Filed as exhibit 10.1 to the Company's Registration Statement on Form S-8, File No. 333-149342, and incorporated herein by reference).
10.28	Employment Agreement of Philip A. Beck, dated October 23, 2006 (Filed as exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended March 31, 2008 and incorporated herein by reference)..
10.29	Letter Agreement between the Company and Philip A. Beck dated January 7, 2008 (Filed as exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended March 31, 2008 and incorporated herein by reference).
10.30	Stock Purchase Agreement by and between the Company and Medos Medizintechnik AG effective as of June 30, 2007 (Filed as exhibit 10.1 to the Company's Current Report on Form 8-K , filed on July 10, 2007, and incorporated herein by reference).
10.31	License Agreement by and between the Company and Gish Biomedical, Inc. effective as of June 30, 2007 (Filed as exhibit 10.2 to the Company's Current Report on Form 8-K , filed on July 10, 2007, and incorporated herein by reference).
10.32	Stock Purchase Agreement dated March 28, 2008 by and among the Company, Catheter and Disposal Technology, Inc. and TACPRO, Inc (Filed as exhibit 10.38 to the Company's Annual Report on Form 10-K for the year ended March 31, 2008 and incorporated herein by reference).
23.1**	Consent of Caturano and Company, Inc., Independent Registered Public Accounting Firm
31.1**	Certification of Chief Executive Officer pursuant to Section 302 Sarbanes-Oxley Act of 2002
31.2**	Certification of Chief Financial Officer pursuant to Section 302 Sarbanes-Oxley Act of 2002

Exhibit Number:	**Exhibit Title:**
32.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

** Filed herewith

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AdvanSource Biomaterials Corporation:

We have audited the accompanying consolidated balance sheets of AdvanSource Biomaterials Corporation as of March 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AdvanSource Biomaterials Corporation as of March 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Caturano and Company, Inc.

Boston, Massachusetts
July 1, 2010

AdvanSource Biomaterials Corporation

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	March 31,	
	2010	2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,055	$ 3,873
Accounts receivable-trade, net of allowance of $5 as of March 31, 2010 and 2009	117	37
Accounts receivable-other	105	997
Inventories, net	456	390
Prepaid expenses and other current assets	92	108
Total current assets	3,825	5,405
Property, plant and equipment, net	3,049	3,295
Other assets	-	6
Total assets	$ 6,874	$ 8,706
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 187	$ 124
Accrued expenses	207	470
Deferred revenue	64	136
Current liabilities of discontinued operations	-	149
Total current liabilities	458	879
Commitments and contingencies		
Stockholders' equity:		
Preferred stock; $.001 par value; 5,000,000 shares authorized; 500,000 shares issued and none outstanding as of March 31, 2010 and 2009	-	-
Common stock; $.001 par value; 50,000,000 shares authorized; 21,278,386 and 21,205,399 shares issued and 21,201,694 and 21,128,707 outstanding as of March 31, 2010 and 2009, respectively	21	21
Additional paid-in capital	37,798	38,744
Accumulated deficit	(31,373)	(30,908)
	6,446	7,857
Less: treasury stock, 76,692 shares at cost at March 31, 2010 and 2009	(30)	(30)
Total stockholders' equity	6,416	7,827
Total liabilities and stockholders' equity	$ 6,874	$ 8,706

The accompanying notes are an integral part of these consolidated financial statements.

AdvanSource Biomaterials Corporation
Consolidated Statements of Operations

(In thousands, except per share amounts)

	For the Years Ended March 31,	
	2010	2009
Revenues:		
Product sales	$ 1,351	$ 932
License, royalty and development fees	766	2,333
	2,117	3,265
Cost of sales	1,356	1,350
Gross profit	761	1,915
Operating expenses:		
Research, development and regulatory	657	760
Selling, general and administrative	2,727	3,233
Impairment of goodwill	-	487
	3,384	4,480
Loss from operations	(2,623)	(2,565)
Other income (expense):		
Interest income	6	48
Other income	22	-
Other expense	(35)	-
Other income (expense), net	(7)	48
Net loss from continuing operations	(2,630)	(2,517)
Income from discontinued operations - sale of subsidiaries	942	-
Net loss	$ (1,688)	$ (2,517)
Net income (loss) per common share, basic and diluted:		
Net loss per share, continuing operations	$ (0.12)	$ (0.12)
Net income per share, discontinued operations	0.04	-
Net loss per common share, basic and diluted	$ (0.08)	$ (0.12)
Shares used in computing net loss per common share, basic and diluted	21,153	21,093

The accompanying notes are an integral part of these consolidated financial statements.

AdvanSource Biomaterials Corporation
Consolidated Statements of Stockholders' Equity
For the Years Ended March 31, 2009 and 2010
(In thousands)

(in thousands)	Common Stock Outstanding					
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
Balance at April 1, 2008	21,067	$ 21	$ 38,566	$ (28,391)	$ -	$ 10,196
Issuance of common stock in connection with employee stock purchase plan	138	-	37	-	-	37
Stock-based compensation	-	-	141	-	-	141
Purchase of common stock, at cost	(76)	-	-	-	(30)	(30)
Net loss	-	-	-	(2,517)	-	(2,517)
Balance at March 31, 2009	21,129	21	38,744	(30,908)	(30)	7,827
Cumulative effect of change in accounting principle - April 1, 2009 reclassification of equity linked financial instruments to derivative liabilities	-	-	(1,223)	1,223	-	-
Issuance of common stock in connection with employee stock purchase plan	73	-	19	-	-	19
Stock-based compensation	-	-	258	-	-	258
Net loss	-	-	-	(1,688)	-	(1,688)
Balance at March 31, 2010	21,202	$ 21	$ 37,798	$ (31,373)	$ (30)	$ 6,416

The accompanying notes are an integral part of these consolidated financial statements.

AdvanSource Biomaterials Corporation
Condensed Consolidated Statements of Cash Flows
(In thousands)

	For The Years Ended March 31,	
	2010	2009
Cash flows from operating activities:		
Net loss	$ (1,688)	$ (2,517)
Net income from discontinued operations - sale of subsidiaries	(942)	-
Net loss from continuing operations	(2,630)	(2,517)
Adjustments to reconcile net loss from continuing operations to net cash flows used in operating activities:		
Depreciation	269	360
Impairment of goodwill	-	487
Stock-based compensation	258	141
Changes in assets and liabilities:		
Accounts receivable-trade	(80)	9
Accounts receivable-other	892	(517)
Inventories	(66)	(241)
Prepaid expenses and other current assets	16	41
Accounts payable	63	(246)
Accrued expenses	(263)	(228)
Deferred revenue	(72)	(12)
Net cash flows used in operating activities	(1,613)	(2,723)
Cash flows from investing activities:		
Purchases of property, plant and equipment	(23)	(316)
Decrease in other assets	6	172
Net cash flows used in investing activities from continuing operations	(17)	(144)
Net cash flows provided by investing activities from discontinued operations	793	-
Net cash flows provided by (used in) investing activities	776	(144)
Cash flows from financing activities:		
Net proceeds from issuance of common stock	19	37
Purchase of common stock	-	(30)
Net cash flows provided by financing activities	19	7
Net change in cash and cash equivalents	(818)	(2,860)
Cash and cash equivalents at beginning of period	3,873	6,733
Cash and cash equivalents at end of period	$ 3,055	$ 3,873
Supplemental Disclosure of Cash Flow Information:		
Interest received	$ 6	$ -
Interest paid	$ -	$ 4
Issuance of promissory note upon settlement with Medos (Note A)	$ 493	$ -
Supplemental Disclosure of Non-cash Activities:		
Non-cash gain from discontinued operations - sale of subsidiaries	$ 149	$ -

The accompanying notes are an integral part of these consolidated financial statements.

ADVANSOURCE BIOMATERIALS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. Nature of Business

AdvanSource Biomaterials Corporation, formerly CardioTech International, Inc. ("AdvanSource" or the "Company") develops advanced polymer materials which provide critical characteristics in the design and development of medical devices. The Company's biomaterials are used in devices that are designed for treating a broad range of anatomical sites and disease states. The Company's business model leverages its proprietary materials science technology and manufacturing expertise in order to expand product sales and royalty and license fee income.

The Company's technology, notably products such as ChronoFlex®, HydroMed™, and HydroThane™, which have been developed to overcome a wide range of design and functional challenges such as the need for dimensional stability, ease of manufacture and demanding physical properties to overcoming environmental stress cracking and providing heightened lubricity for ease of insertion. The Company's new product extensions customize proprietary polymers for specific customer applications in a wide range of device categories.

In June 2008, the Company reorganized its product line as part of its re-branding effort and launched a new website. At the Company's 2008 annual meeting of stockholders on October 15, 2008, the stockholders approved the change of the Company's name from CardioTech International, Inc. to AdvanSource Biomaterials Corporation to better reflect the Company's strategic plan. The Company filed a Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware effecting this name change effective October 15, 2008.

The Company's corporate, development and manufacturing operations are located in Wilmington, Massachusetts.

Fiscal Year

The Company's fiscal year ends on March 31. References herein to fiscal 2010 and fiscal 2009 refer to the year ended March 31, 2010 and 2009, respectively.

Liquidity

The Company has experienced negative operating margins and negative cash flows from operations and expects to continue to incur net losses in the foreseeable future. However, the Company had no debt as of March 31, 2010. The Company believes that it has the resources to fund projected operating requirements at least through the next twelve months. Future capital requirements will depend on many factors, including the availability of credit, rate of revenue growth, the expansion of selling and marketing and research and development activities, and the timing of new product introductions and enhancements to existing products. Any potential future sale of equity or debt securities may result in dilution to the Company's stockholders, and the Company cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to the Company, or at all. If the Company is required to raise additional financing, but are unable to obtain such financing, the Company may be required to delay, reduce the scope of, or eliminate one or more aspects of its operations or business development activities.

Sale of Gish

On July 6, 2007, the Company completed the sale of Gish Biomedical, Inc.("Gish"), our former wholly-owned subsidiary that developed and manufactured single use cardiopulmonary bypass products, pursuant to a stock purchase agreement (the "Gish Purchase Agreement") entered into with Medos Medizintechnik AG, a German corporation ("Medos"), on July 3, 2007. The Gish Purchase Agreement provided for the sale of Gish to Medos for a purchase price of approximately $7.5 million in cash, and contained representations, warranties and indemnities that are customary in a transaction involving the sale of all or substantially all of a company or its assets. After transaction expenses and certain post-closing adjustments, the Company realized approximately $6.1 million in proceeds from the sale of Gish. Under the terms of the Gish Purchase Agreement, the Company owed Medos $149,000 as a result of the change in stockholder's equity of Gish from March 31, 2007 to June 30, 2007, which amount was recorded as a current liability as of June 30, 2007, and was reflected as a current liability of discontinued operations as of March 31, 2009.

Pursuant to the terms of the Gish Purchase Agreement, $1.0 million of the purchase price was placed in escrow as a reserve for any indemnity claims by Medos under the Gish Purchase Agreement. Under the terms of the escrow agreement, the Company's right to receive the escrow funds was contingent upon the realization of the Gish accounts receivable and inventory that were transferred to Medos for one year from the sale date. The $1.0 million of proceeds paid into escrow was not included in the calculation of the loss on sale of Gish of $1.2 million.

On June 30, 2008, Medos notified the Company of its claims in accordance with the procedure set forth in the Gish Purchase Agreement. On August 6, 2009, the Company entered into a Settlement Agreement and Mutual Release (the "Settlement") with Medos whereby Medos agreed to repay the Company approximately $580,000 of the escrow funds previously released to Medos in full and final settlement of the claims. In addition, the Company's obligation with respect of the $149,000 post-closing adjustment was eliminated. The parties also agreed to dismiss the previously filed demand for arbitration. As a result of the Settlement, the Company recorded a gain on the sale of Gish of $729,000 for the fiscal year ended March 31, 2010.

The terms of the settlement payment provided for Medos to (i) remit to the Company a cash payment of approximately $87,000 upon the execution of the Settlement and (ii) issue to the Company a promissory note in the approximate amount of $493,000, maturing on February 1, 2010 with equal monthly principal payments of approximately $70,000 plus accrued interest at the rate of 3.25% per annum. As of March 31, 2010, the promissory note was paid in full. The Company recorded approximately $6,000 of interest income in connection with the promissory note during the fiscal year ended March 31, 2010.

Sale of CDT

On March 28, 2008, the Company completed the sale of Catheter and Disposables Technology, Inc. ("CDT"), the Company's former wholly-owned subsidiary engaged in contract manufacturing and the provision of engineering services, pursuant to a stock purchase agreement (the "CDT Purchase Agreement") entered into with TACPRO, Inc. ("Tacpro") on March 28, 2008. The CDT Purchase Agreement provided for the sale of CDT to Tacpro for a purchase price of approximately $1.2 million in cash, and contained representations, warranties and indemnities that are customary in a transaction involving the sale of all or substantially all of a company or its assets. Pursuant to the terms of the CDT Purchase Agreement, we placed $240,000 in escrow as a reserve for the Company's indemnification obligations to Tacpro, if any. The $240,000 of proceeds held in escrow as of March 31, 2009 was not included in the calculation of the loss on sale of CDT of $690,000 recognized during the year ended March 31, 2008.

After transaction expenses, which included a non-cash expense of $76,000 related to warrants issued in connection to an investment bank, and certain post-closing adjustments, the Company realized approximately $696,000 in cash proceeds from the sale of CDT.

In March 2009, Tacpro presented certain additional post-closing claims in the approximate amount of $17,000 related to uncollectible accounts receivable and unused inventory to which the Company was in agreement. Net of the post-closing claims, the remaining $224,000 of cash in the escrow account was released to the Company in April 2009 and the escrow account was closed. Upon receipt of the escrow cash, the Company paid approximately $11,000 in additional transaction costs to a former employee. The escrow amount, net of post-closing claims and additional transaction costs was reported as an additional gain on the sale of CDT during the fiscal year ended March 31, 2010.

CorNova

AdvanSource has partnered with CorNova, Inc. ("CorNova"), a privately-held, development-stage company focused on the development of a next-generation drug-eluting stent. As of March 31, 2010, the Company owns common stock in CorNova and has an approximate 8.9% ownership interest in the outstanding common and preferred stock of CorNova (See Note O).

B. Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of the Company reflecting its operations in Massachusetts. As a result of the July 6, 2007 sale of Gish and March 28, 2008 sale of CDT pursuant to the respective purchase agreements, the Company's financial statements reflect the statement of operations of Gish and CDT as discontinued operations for the year ended March 31, 2010. Additionally, the following notes to the consolidated financial statements include disclosures related to the Company's continuing operations unless specifically identified as disclosures related to discontinued operations.

Accounting Principles

The consolidated financial statements and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

In July 2009, the Company adopted a newly issued accounting standard which codified prior pronouncements, the Accounting Standards Codification ("ASC"), and is the source of authoritative accounting principles recognized by the Financial Accounting Standards Board ("FASB") to be applied by non-governmental entities in preparation of financial statements in conformity with U.S. GAAP for interim and annual periods. Adoption of this new standard during the second quarter of fiscal 2010 did not have a material impact on the Company's financial position, results of operations or cash flows however, it changes the way in which U.S. GAAP is referenced.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, CardioTech Realty, LLC, which was involuntarily dissolved by the Commonwealth of Massachusetts on April 30, 2009.

Use of Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Uncertainties

The Company is subject to risks common to companies in the medical device industry including, but not limited to, development of new technology innovations by competitors of the Company, dependence on key personnel, protection of proprietary technology, and compliance with FDA regulations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments with maturities of three months or less when acquired. Cash and cash equivalents are deposited at one area bank and exceed federally insured limits.

Revenue Recognition

The Company generally recognizes revenue from product sales upon shipment, provided that a purchase order has been received or a contract has been executed, there are no uncertainties regarding customer acceptance, the sales price is fixed or determinable and collection is deemed reasonably assured. If uncertainties regarding customer acceptance exist, the Company recognizes revenue when those uncertainties are resolved and title has been transferred to the customer. Amounts collected or billed prior to satisfying the above revenue recognition criteria are recorded as deferred revenue. The Company also receives license, royalty and development fees for the use of its proprietary biomaterials. The Company recognizes these fees as revenue in accordance with the terms of the contracts.

The Company sells to domestic and international customers. During the years ended March 31, 2010 and 2009, product sales to foreign customers were $173,000 and $126,000, respectively.

Generally, the customer specifies the delivery method and is responsible for delivery costs. However, in certain situations, the customer specifies the delivery method and requests the Company pay the delivery costs and then invoice the delivery costs to the customer or include an estimate of the delivery costs in the price of the product. Delivery costs billed to customers by the Company for the years ended March 31, 2010 and 2009 of approximately $24,000 and $15,000, respectively, have been recorded as revenue, and the costs have been recorded in cost of goods sold.

Research, Development and Regulatory Expense

Research, development and regulatory expenditures for the years ended March 31, 2010 and 2009 were $657,000 and $760,000, respectively, and consisted primarily of salaries and related costs and are expensed as incurred. The Company has four full time research and development employees that work on a variety of projects, including production support.

Advertising Costs

Advertising costs are expensed as incurred or at the first time the advertising takes place. Advertising costs for the years ended March 31, 2010 and 2009 were $96,000 and $34,000, respectively.

Reporting Comprehensive Loss

Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity including such items as unrealized holding gains (losses) on securities classified as available-for-sale, foreign currency translation adjustments and minimum pension liability adjustments. For the years ended March 31, 2010 and 2009, comprehensive loss is equal to net loss.

Basic and Diluted Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share are based upon the weighted-average number of common shares outstanding during the period plus additional weighted-average common equivalent shares outstanding during the period. Common equivalent shares result from the assumed exercise of outstanding stock options and warrants, the proceeds of which are then assumed to have been used to repurchase outstanding common stock using the treasury stock method. In addition, the numerator is adjusted for any changes in income or loss that would result from the assumed conversion of potential shares. At March 31, 2010 and 2009, potentially dilutive shares of 2,628,860 and 3,058,729, respectively, were excluded from the loss per share calculations because their effect would be antidilutive. Shares deemed to be antidilutive include stock options and warrants.

Accounts Receivable

We perform various analyses to evaluate accounts receivable balances and record an allowance for bad debts based on the estimated collectability of the accounts such that the amounts reflect estimated net realizable value. Account balances are charged off against the allowance after significant collection efforts have been made and potential for recovery is not considered probable. As of March 31, 2010 and 2009, the Company's allowance for doubtful accounts was $5,000.

Inventories

We value our inventory at the lower of our actual cost or the current estimated market value. We regularly review inventory quantities on hand and inventory commitments with suppliers and record a provision for excess and obsolete inventory based primarily on our historical usage for the prior twelve month period. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated change in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results. As of March 31, 2010 and 2009, the Company's allowance for obsolete and excess inventory was $33,000 and $25,000, respectively.

Property and Equipment

Property and equipment are stated at cost. Equipment is depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Building improvements are amortized using the straight-line method over the remaining estimated life of the building at the time the improvement is put into service. The Company's building is depreciated using the straight-line method over 40 years. Expenditures for repairs and maintenance are charged to expense as incurred. The Company records construction in process in the appropriate asset category and commences depreciation upon completion and commencement of use of the asset.

Income Taxes

The provision for income taxes includes federal, state, local and foreign taxes. Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be recovered or settled. The Company evaluates the realizability of our deferred tax assets and establishes a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The Company accounts for uncertain tax positions using a "more-likely-than-not" threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. The Company evaluates this tax position on a quarterly basis. The Company also accrues for potential interest and penalties, if applicable, related to unrecognized tax benefits in income tax expense. (See Note G).

Investment in CorNova

The Company's investment in CorNova is accounted for using the cost method of accounting. (See Note O).

Goodwill

At March 31, 2008, the Company had $487,000 of goodwill, which was attributable to the Company's only reporting unit. Under the provisions of the accounting standard, the Company evaluates recorded goodwill for impairment on at least an annual basis, or more frequently if indicators of impairment exist. During the quarter ended December 31, 2008, the Company's market capitalization fell below the reporting unit's carrying value. Due to the significance of the deficit between market capitalization and carrying value and the length of time for which the deficit existed, management determined during the quarter ended December 31, 2008 that an indicator of impairment existed and that an interim impairment test was required. After completing the interim impairment test, the Company determined that the goodwill balance of $487,000 was impaired in its entirety. The fair value of the Company's reporting unit was estimated using the expected present value of future cash flows. Accordingly, the goodwill balance of $487,000 was charged to the consolidated statement of operations during the fiscal year ended March 31, 2009; and as of March 31, 2010 and 2009 there was no remaining goodwill recorded.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, which include property and equipment, for impairment as events and circumstances indicate that the carrying amount may not be recoverable and at a minimum at each balance sheet date. The Company evaluates the realizability of its long-lived assets based on profitability and undiscounted cash flow expectations for the related asset. As a result of the indicators of impairment described above, the Company evaluated the recoverability of its property and equipment as of March 31, 2010 and determined that no impairment existed.

Stock-Based Compensation

Effective April 1, 2006, the Company adopted the fair value recognition provisions of the accounting standards, using the modified prospective transition method. Under this transition method, compensation cost recognized in the statement of operations includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions; and (b) compensation cost for all share-based payments granted, modified or settled subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of the accounting standards on a straight-line basis over the requisite service period.

For the fiscal years ended March 31, 2010 and 2009, the Company recorded stock-based compensation expense for options that vested of approximately $255,000 and $134,000, respectively. As of March 31, 2010, the Company has approximately $117,000 of unrecognized compensation cost related to stock options that is expected to be recognized as expense over a weighted-average period of 1.66 years.

The valuation of employee stock options is an inherently subjective process, since market values are generally not available for long-term, non-transferable employee stock options. Accordingly, the Black-Scholes option pricing model is utilized to derive an estimated fair value. The Black-Scholes pricing model requires the consideration of the following six variables for purposes of estimating fair value:

- the stock option exercise price;
- the expected term of the option;
- the grant price of the Company's common stock, which is issuable upon exercise of the option;
- the expected volatility of the Company's common stock;
- the expected dividends on the Company's common stock (the Company does not anticipate paying dividends in the foreseeable future); and
- the risk free interest rate for the expected option term.

The fair value of each option granted during fiscal years 2010 and 2009 is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years Ended March 31,	
	2010	**2009**
Dividend yield	None	None
Expected volatility	94.40%	73.36%
Risk-free interest rate	2.60%	2.53%
Expected life	6.78 years	5.63 years
Fair value of options granted	$0.23	$0.25

Expected Dividends. The Company has never declared or paid any cash dividends on any of its capital stock and does not expect to do so in the foreseeable future. Accordingly, the Company uses an expected dividend yield of zero to calculate the grant-date fair value of a stock option.

Expected Volatility. The expected volatility is a measure of the amount by which the Company's stock price is expected to fluctuate during the expected term of options granted. The Company determines the expected volatility solely based upon the historical volatility of its common stock over a period commensurate with the option's expected term. The Company does not believe that the future volatility of its common stock over an option's expected term is likely to differ significantly from the past.

Risk-Free Interest Rate. The risk-free interest rate is the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equal to the option's expected term on the grant date.

Expected Term. For option grants subsequent to the adoption of the fair value recognition provisions of the accounting standards, the expected life of stock options granted is based on the simplified method prescribed under the accounting standard. Accordingly, the expected term is presumed to be the midpoint between the vesting date and the end of the contractual term.

Stock Option Exercise Price and Grant Date Price of Common Stock. The closing market price of the Company's common stock on the date of grant.

The Company is required to estimate the level of award forfeitures expected to occur and record compensation expense only for those awards that are ultimately expected to vest. This requirement applies to all awards that are not yet vested. Due to the limited number of unvested options outstanding, the majority of which are held by executives and members of the Company's Board of Directors, the Company has estimated a zero forfeiture rate. The Company will revisit this assumption periodically and as changes in the composition of the option pool dictate.

Fair Value of Financial Instruments

The Company adopted a newly issued accounting standard for fair value measurements for financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis on April 1, 2008 and adopted this provision for all other assets and liabilities on April 1, 2009. The accounting standard defines and establishes a framework for measuring fair value and expands disclosure about fair value measurements. The accounting standard creates a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3 inputs are unobservable inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Subsequent Events

During the third quarter of fiscal 2010, the Company adopted a new accounting standard which established general standards of accounting and disclosure of events which occur after the balance sheet date. The Company evaluated all events or transactions that occurred after the balance sheet date through the date when the Company issued these financial statements. During this period the Company did not have any material recognizable subsequent events.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06 *Fair Value Measurements and Disclosures* (amends ASC Topic 820) which improves disclosures about fair value measurements. More specifically, ASU 2010-06 updates Topic 820-10 to require disclosure of transfers in and out of Levels 1 and 2 and the reason for the transfers. Additionally, it requires separate reporting of purchases, sales, issuances and settlements for Level 3. This update is effective for periods beginning after December 15, 2009. The adoption of this standard will not have an impact on the Company's financial position or results of operations.

C. Related Party Transactions

On January 1, 2007, the Company entered into a consulting agreement with Michael L. Barretti, a member of its Board of Directors, for an annualized fee of $50,000. During each of the fiscal years ended March 31, 2010 and 2009, the Company recognized $50,000 of expense related to services incurred under this agreement, which was recorded as selling, general and administrative expense. In April 2010, the Company and Mr. Barretti mutually agreed to terminate the consulting agreement as of November 30, 2010. A lump-sum payment of approximately $33,000, representing the prorated consulting fee for the remaining eight (8) months through November 30, 2010, was paid in April 2010. Mr. Barretti will continue as a director of the Company subsequent to the end of the term of the consulting relationship.

D. License Agreements

PolyMedica Corporation granted to AdvanSource an exclusive, perpetual, worldwide, royalty-free license for AdvanSource to use all of the necessary patent and other intellectual property owned by PLMD in the implantable devices and materials field (collectively, "Licensed Technology"). AdvanSource, at its own expense, will file patents or other applications for the protection of all new inventions formulated, made, or conceived by AdvanSource during the term of the license that related to Licensed Technology and all such inventions shall be exclusively licensed to PolyMedica for use by PolyMedica in fields other than the implantable devices and materials field. There are no financial commitments of AdvanSource related to this license.

E. Inventories

Inventories, net are stated at the lower of cost (first in, first out) or net realizable value and consist of the following:

	March 31,	
(in thousands)	**2010**	**2009**
Raw materials	$ 207	$ 130
Work in progress	20	31
Finished goods	229	229
Total inventories, net	$ 456	$ 390

F. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	March 31,	
(in thousands)	**2010**	**2009**
Land	$ 500	$ 500
Building	2,705	2,705
Machinery, equipment and tooling	1,451	1,431
Furniture, fixtures and office equipment	283	280
	4,939	4,916
Less: accumulated depreciation	(1,890)	(1,621)
	$ 3,049	$ 3,295

Depreciation expense for the fiscal years ended March 31, 2010 and 2009 was approximately $269,000 and $360,000, respectively.

G. Income Taxes

The Company adopted the accounting standard relating to uncertainty in income taxes recognized in an enterprise's financial statements on April 1, 2007. The accounting standard prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At the adoption date and as of March 31, 2010, the Company had no material unrecognized tax benefits and no adjustments to liabilities or operations were required.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. No interest and penalties have been recognized by the Company to date.

Tax years 2007 through 2010 are subject to examination by the federal and state taxing authorities. There are no income tax examinations currently in process.

Reconciliation between the Company's effective tax rate and the United States statutory rate is as follows:

	For The Years Ended March 31,	
	2010	2009
Expected federal tax rate	34.0%	34.0%
State income taxes, net of federal tax benefit	0.0%	-6.5%
Non-deductible expenses	-5.5%	-8.5%
Expired federal operating loss carry forward	-1.5%	0.0%
Change in valuation allowance	-27.0%	-19.0%
Effective tax rate	0.0%	0.0%

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax basis of the assets and liabilities using the enacted tax rate in effect in the years in which the differences are expected to reverse. A valuation allowance has been recorded against the deferred tax asset as it is more likely than not, based upon the analysis by the Company of all available evidence, that the tax benefit of the deferred tax asset will not be realized.

The following is a summary of the significant components of the Company's deferred tax assets as of March 31, 2010 and 2009:

	March 31,	
(in thousands)	2010	2009
Deferred Tax Assets:		
Net operating loss carryforwards	$ 7,351	$ 6,529
Capital loss carry forward	3,651	3,524
Tax credit carry forward	214	192
Inventory and receivable allowances	54	12
Accrued expenses deductible when paid	50	114
Depreciation and amortization	21	10
Deferred tax assets	11,341	10,381
Valuation allowance	(11,341)	(10,381)
Net deferred tax asset	$ -	$ -

A valuation allowance has been recorded to offset all deferred tax assets due to uncertainty of realizing the tax benefits of the underlying operating loss and tax credit carry forwards over their carry forward periods. The Company had no significant deferred tax liabilities as of March 31, 2010 and 2009.

As of March 31, 2010, the Company has the following unused net operating loss and tax credit carry forwards available to offset future federal and state taxable income, both of which expire at various times as noted below:

(in thousands)	Net Operating Losses	Investment & Research Credits	Expiration Dates
Federal	$ 20,025	$ 86	2011 to 2030
State	$ 8,662	$ 195	2011 to 2015
Capital loss carry forward	$ 9,066		2014 to 2015

The Company's net operating loss carry forwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities.

The Company also has approximately $1,367,000 of net operating loss carry forwards related to stock compensation. The related tax benefit of approximately $550,000 will be credited to additional paid-in capital upon realization.

H. Contingencies

The Company is not a party to any legal proceedings, other than ordinary routine litigation incidental to its business, which the Company believes will not have a material affect on its financial position or results of operations.

I. Concentration of Credit Risk and Major Customers

For the year ended March 31, 2010, two customers represented 45% and 30% of revenues, respectively. For the year ended March 31, 2009, one customer represented 81% of our revenues.

As of March 31, 2010 and 2009, the Company had $105,000 and $997,000, respectively, due from one customer related to receivables on royalties. These amounts are classified as accounts receivable-other in the accompanying consolidated balance sheets.

As of March 31, 2010, the Company had accounts receivable-trade of $75,000, or 62%, from two (2) customers. As of March 31, 2009, the Company had accounts receivable-trade of $26,000, or 62%, due from one customer.

During the year ended March 31, 2010, two (2) vendors represented $100,000 and $80,000, or 42% and 34%, respectively, of material purchases used in the production process. During the year ended March 31, 2009, two (2) vendors represented $63,000 and $24,000, or 47% and 18%, respectively, of material purchases used in the production process.

J. Stockholders' Equity

Preferred Stock

The Company has authorized 5,000,000 shares, $0.001 par value, Preferred Stock (the Preferred Stock") of which 500,000 shares have been issued but none are outstanding. In addition, 500,000 shares of Preferred Stock have been designated as Series A Junior Participating Preferred Stock (the "Junior Preferred Stock") with the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions specified in the Certificate of Designation of the Junior Preferred Stock filed with the Delaware Department of State on January 28, 2008. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Junior Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Company convertible into Junior Preferred Stock.

Common Stock Options and Warrants

Effective April 1, 2009, the Company adopted a new accounting standard specifying that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company's own stock and (b) classified in stockholders' equity in the statement of financial position would not be considered a derivative financial instrument. The accounting standard provides a two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer's own stock and thus able to qualify for certain scope exceptions. The Company's adoption of this standard resulted in the identification of certain warrants that were determined to require liability classification because of certain provisions that may result in an adjustment to their exercise price. Accordingly, these warrants were reclassified through a cumulative effect adjustment to liabilities as of April 1, 2009. The result was a decrease in additional paid in capital as of April 1, 2009 of approximately $1,223,000, a reduction of accumulated deficit of $1,223,000, and a de minimus liability. The warrants requiring liability classification expired on December 22, 2009, accordingly, no additional calculation of the change in liability as of the expiration date was required. During the fiscal year ended March 31, 2010 there was no charge to other income. The Company used the Black-Scholes pricing model to calculate fair value of its warrant liabilities. Key assumptions used to apply this model are as follows:

	April 1, 2009
Dividend yield	None
Expected volatility	88.12
Risk-free interest rate	1.65%
Expected life	0.73 years

On December 22, 2004, the Company issued 1,139,586 shares of its common stock to investors in a private placement raising gross proceeds of $2,735,000, before transaction costs. In connection with this private placement, the Company issued warrants to investors and a placement agent to purchase an aggregate of 740,731 shares of common stock at exercise prices ranging from$2.40 to $3.00 per share. The warrants expired on December 22, 2009.

On July 12, 2005, the Company issued warrants to a consultant for 140,000 shares of common stock, with an exercise price of $2.40. The warrants expired on July 11, 2008.

On March 31, 2008, the Company issued to the investment bankers who assisted in the sale of CDT warrants to purchase 219,298 shares of common stock at an exercise price of $0.874 per share, which are exercisable until March 31, 2015. The warrants were valued at $76,000 using the Black-Scholes model and treated as permanent equity.

There were no exercises of options or warrants by employees and consultants during the year ended March 31, 2010 and 2009.

Employee Stock Purchase Plan

During the fiscal years ended March 31, 2010 and 2009, the Company issued 72,987 and 138,086 shares of its common stock, respectively, to its employees pursuant to the terms of the Employee Stock Purchase Plan, as amended, and received cash proceeds of approximately $19,000 and $37,000, respectively. During the fiscal years ended March 31, 2010 and 2009, the Company also recorded stock compensation of $3,000 and $7,000, respectively, to reflect the effect of the benefit received by the employees for the issuance of common stock at a 15% discount to the fair market value of the Company's common stock on the settlement date.

Treasury Stock and Other Transactions

In June 2001, the Board of Directors adopted a share repurchase program authorizing the repurchase by the Company of up to 250,000 of its shares of common stock. In June 2004, the Board of Directors authorized the purchase of an additional 500,000 shares of common stock. On December 17, 2008, in light of the current market conditions, the Board of Directors authorized the repurchase of up to $30,000 of common stock from the shares available for repurchase under to the program. In January 2009, the Company repurchased 76,692 shares of its common stock at an approximate cost of $30,000. Since June 2001, a total of 251,379 shares have been repurchased by the Company under the share repurchase program, leaving 498,621 shares remaining to purchase under the share repurchase program. No repurchases were made during the year ended March 31, 2010. The share repurchase program authorizes repurchases from time to time in open market transactions, through privately negotiated transactions, block transactions or otherwise, at times and prices deemed appropriate by management, is not subject to an expiration date.

Stockholder Rights Plan

The Company's board of directors approved the adoption of a stockholder rights plan (the "Rights Plan") under which all stockholders of record as of February 8, 2008 will receive rights to purchase shares of the Junior Preferred Stock (the "Rights"). The Rights will be distributed as a dividend. Initially, the Rights will attach to, and trade with, the Company's common stock. Subject to the terms, conditions and limitations of the Rights Plan, the Rights will become exercisable if (among other things) a person or group acquires 15% or more of the Company's common stock. Upon such an event, and payment of the purchase price, each Right (except those held by the acquiring person or group) will entitle the holder to acquire shares of the Company's common stock (or the economic equivalent thereof) having a value equal to twice the purchase price. The Company's board of directors may redeem the Rights prior to the time they are triggered. In the event of an unsolicited attempt to acquire the Company, the Rights Plan is intended to facilitate the full realization of stockholder value in the Company and the fair and equal treatment of all Company stockholders. The Rights Plan does not prevent a takeover attempt.

K. Stock Based Compensation

AdvanSource's 1996 Employee, Director and Consultants Stock Option Plan (the "1996 Plan") was approved by AdvanSource's Board of Directors and Stockholders in March 1996. A total of 7,000,000 shares have been reserved for issuance under the Plan. Under the terms of the Plan, the exercise price of Incentive Stock Options issued under the Plan must be equal to the fair market value of the common stock at the date of grant. In the event that Non Qualified Options are granted under the Plan, the exercise price may be less than the fair market value of the common stock at the time of the grant (but not less than par value). In October 2003, the Company's shareholders approved the AdvanSource 2003 Stock Option Plan (the "2003 Plan"), which authorizes the issuance of 3,000,000 shares of common stock with terms similar to the 1996 Plan. In January 2006, the Company filed Form S-8 with the Securities and Exchange Commission registering an additional 489,920 total shares of common stock in the 1996 Plan and 2003 Plan. Total shares of common stock registered under the 1996 Plan and 2003 Plan (collectively, the "Plans") are 10,489,920. Substantially all of the stock options granted pursuant to the 1996 Plan provide for the acceleration of vesting of the shares of Common Stock subject to such options in connection with certain changes in control of the Company. A similar provision is not included in the 2003 Plan. In February 2008, the Company filed two Forms S-8 to register 360,000 shares of common stock in connection with previously granted stock options to two executives who received grants of unregistered shares under Rule 711 of AMEX. Normally, options granted expire ten years from the grant date.

Activity under the Plans for the year ended March 31, 2010 is as follows:

	Options Outstanding	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (in thousands)
Options outstanding as of April 1, 2009	2,098,700	$ 1.82		
Granted	940,000	0.29		
Exercised	-	-		
Cancelled	(629,138)	1.76		
Options outstanding as of March 31, 2010	2,409,562	1.24	6.82	$ 12
Options exercisable as of March 31, 2010	1,928,622	1.43	6.28	$ 3
Options vested or expected to vest as of March 31, 2010	2,409,562	1.24	6.82	$ 12

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the closing price of the common stock on March 31, 2010 of $0.30 and the exercise price of each in-the-money option) that would have been received by the option holders had all option holders exercised their options on March 31, 2010. There were no stock options exercised under the Plan for the fiscal years ended March 31, 2010 and 2009. The total fair value of stock options that vested during the fiscal years ended March 31, 2010 and 2009 were $255,000 and $384,000, respectively.

At March 31, 2010, there were no shares remaining to be granted under the 1996 Stock Option Plan and 2,215,562 shares were available for grant under the 2003 Stock Option Plan.

L. Discontinued Operations

Gish Biomedical, Inc.

The accompanying consolidated statements of operations present the results of Gish as discontinued operations. The Company's Board of Directors approved a plan to sell Gish in June 2007. The Company executed the Gish Purchase Agreement on July 3, 2007, effective as of June 30, 2007, and closed on July 6, 2007. The Company has (i) eliminated Gish's financial results from its ongoing operations, (ii) determined that Gish, which operated as a separate subsidiary, was a separate component of its aggregated business as, historically, management reviewed separately the Gish financial results and cash flows apart from its ongoing continuing operations, and (iii) determined that it will have no further continuing involvement in the operations of Gish or cash flows from Gish after the sale.

The current liabilities of discontinued operations of $149,000 as of March 31, 2009 is comprised of the amounts owed to Medos due to the change in the stockholder's equity of Gish from March 31, 2007 through June 30, 2007 in accordance with the terms of the Gish Purchase Agreement. In connection with the Settlement, as discussed in Note A, the $149,000 obligation was eliminated and there are no additional obligations owed to Medos as of March 31, 2010.

Income from discontinued operations for the fiscal year ended March 31, 2010 related to the sale of Gish is composed of the aggregate of i) approximately $580,000 of escrow funds which Medos agreed to repay in connection with the Settlement, and ii) the elimination of the previously recorded obligation to Medos in the approximate amount of $149,000. (See Note A).

Catheter and Disposables Technology, Inc.

The accompanying consolidated statements of operations present the results of CDT as discontinued operations. As noted above, the Company executed the CDT Purchase Agreement and simultaneously closed the transaction on March 28, 2008. The Company has (i) eliminated CDT's financial results from its ongoing operations, (ii) determined that CDT, which operated as a separate subsidiary, was a separate component of its aggregated business as, historically, management reviewed separately the CDT financial results and cash flows apart from its ongoing continuing operations, and (iii) determined that it will have no further continuing involvement in the operations of CDT or cash flows from CDT after the sale.

Income from discontinued operations for the fiscal year ended March 31, 2010 related to the sale of CDT is composed of cash received of approximately $213,000, net of post-closing adjustments and additional transaction costs. (See Note A).

M. Valuation and Qualifying Accounts

(in thousands)	Balance at beginning of period	Charged to costs and expenses	Other	Write-off	Balance at end of period
Year ended March 31, 2010:					
Deducted from assets accounts:					
Allowance for obsolete and excess inventory	$ 25	$ 8	$ -	$ -	$ 33
Allowance for doubtful accounts	5	-	-	-	5
Total	$ 30	$ 8	$ -	$ -	$ 38
Year ended March 31, 2009:					
Deducted from assets accounts:					
Allowance for obsolete and excess inventory	$ 25	$ -	$ -	$ -	$ 25
Allowance for doubtful accounts	6	-	-	1	5
Total	$ 31	$ -	$ -	$ 1	$ 30

N. Benefit Plans and Employment Agreements of Executive Officers

The Company has the AdvanSource 401(k) Retirement Savings Plan established under Section 401(k) of the Internal Revenue Code. All full-time employees who are twenty-one years of age are eligible to participate on the beginning of the first month after 30 days of employment. The Company's contributions are discretionary and the Company made no matching contributions during either fiscal 2010 or 2009.

The Company entered into a Separation Agreement and General Release (the "Separation Agreement") with Eric G. Walters, the former Vice President and Chief Financial Officer, on February 28, 2009. Under the terms of the Separation Agreement, which superseded any previous employment agreement, and beginning on February 28, 2009, Mr. Walters: (i) received a severance payment of approximately $129,000 which was paid over 34 weeks on the Company's regularly scheduled paydays, and (ii) was eligible for COBRA health benefits, which premiums were paid by Mr. Walters and the Company for a period of 34 weeks in accordance with our health benefit contribution policies. During the fiscal years ended March 31, 2010 and 2009, Mr. Walters received severance payments of $118,000 and $11,000, respectively. As of March 31, 2010, the Company had no further severance obligation.

On August 7, 2006, the Company appointed Michael F. Adams as Chief Executive Officer and President of the Company. Mr. Adams has been a director of the Company since May 1999 and joined the Company as its Vice President of Regulatory Affairs and Business Development on April 1, 2006. The Company entered into an employment agreement with Mr. Adams (the "Adams Agreement") on September 13, 2006. Under the terms of the Adams Agreement, Mr. Adams will be employed by the Company for two years and receive an annual base salary of $290,000, as amended, which is subject to annual review by the Company's Board of Directors. During the Employment Period, as defined in the Adams Agreement, Mr. Adams may receive an annual bonus to be determined at the sole discretion of the Compensation Committee of the Board of Directors. The Company may renew the Adams Agreement at the end of the initial term, however, lacking any express agreement between the parties at the end of the Employment Period, the Adams Agreement shall be deemed to continue on a month-to-month basis. Either party has the right to terminate the Adams Agreement upon thirty (30) days written notice. Mr. Adams is eligible for participation in all executive benefit programs, including health insurance, life insurance, and stock-based compensation. If Mr. Adams' employment is terminated without cause, the Company is obligated to (i) pay Mr. Adams an amount equal to two (2) times his annual base salary upon such termination, (ii) provide Mr. Adams with health insurance benefits for a period of 18 months after such termination, of which the premiums for the first six (6) months after such termination shall be paid by the Company, and (iii) provide Mr. Adams life insurance benefits for one (1) year after such termination at the Company's expense. Subsequent to the fiscal year ended March 31, 2010, the Compensation Committee of the Board of Directors approved an increase in Mr. Adams' annual base salary to $320,000 and awarded a bonus of approximately $39,000. The bonus award is included in accrued expenses on the consolidated balance sheet as of March 31, 2010.

O. Investment in CorNova, Inc.

In March 2004, the Company entered into an Exchange and Venture Agreement by and among the Company, Implant Sciences Corporation and CorNova. During the fiscal years ended March 31, 2004 and 2005, the Company contributed, in the aggregate, 321,573 shares of its common stock, valued at approximately $825,000, which provided the Company a 30% ownership interest in the common stock of CorNova. The Company used the equity method of accounting; accordingly, it recorded 30% of the net loss of CorNova in its consolidated financial statements through the fiscal year ended March 31, 2007. During the fiscal year ended March 31, 2007, the Company recorded equity in the net loss of CorNova of $279,000, and equity in comprehensive income of CorNova of $40,000 (related to unrealized holding gains on securities classified as available-for-sale), which reduced the Company's investment in CorNova to $0. Therefore, no additional losses were recorded from the Company's equity ownership in CorNova since the fiscal year ended March 31, 2007.

As a result of several dilutive financings by CorNova, the Company has an 8.9% ownership interest in CorNova as of March 31, 2010. As a result of its decreased ownership interest, the equity method is no longer appropriate and the Company now uses the cost method. The Company has no additional obligation to contribute assets or additional common stock nor to assume any liabilities or to fund any losses that CorNova may incur.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 1, 2010

AdvanSource Biomaterials Corporation

By: /s/ Michael F. Adams
Michael F. Adams
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: July 1, 2010

/s/ Michael F. Adams
Michael F. Adams
Chief Executive Officer and President
(Principal Executive Officer)

Dated: July 1, 2010

/s/ William J. O'Neill
William J. O'Neill, Jr.
Chairman

Dated: July 1, 2010

/s/ Anthony J. Armini
Anthony J. Armini
Director

Dated: July 1, 2010

/s/ Michael L. Barretti
Michael L. Barretti
Director

Dated: July 1, 2010

/s/ David Volpe
David Volpe
Acting Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we hereby consent to the incorporation by reference of our report dated July 1, 2010 relating to the consolidated financial statements of AdvanSource Biomaterials Corporation as of and for the years ended March 31, 2010 and 2009, included in or made part of this Form 10-K, into the Company's previously filed Registration Statements on Form S-8 (File Nos. 333-149341, 333-149342, 333-149343, 333-117594, 333-106607 and 333-05893), Form SB-2 (File No. 333-122123), Form S-3 (File Nos. 333-110779 and 333-72223), and Form S-4 (File No. 333-102115).

/s/ CATURANO AND COMPANY, INC.

Boston, Massachusetts
July 1, 2010

Exhibit 31.1

CERTIFICATION

I, Michael F. Adams, hereby certify that:

1. I have reviewed this Annual Report on Form 10-K of AdvanSource Biomaterials Corporation (the "Company");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: July 1, 2010

/s/ Michael F. Adams

Michael F. Adams
Chairman, Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, David Volpe, hereby certify that:

1. I have reviewed this Annual Report on Form 10-K of AdvanSource Biomaterials Corporation (the "Company");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: July 1, 2010

/s/ David Volpe

David Volpe
Acting Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AdvanSource Biomaterials Corporation, a Delaware corporation (the "Company"), on Form 10-K for the fiscal year ended March 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael F. Adams, Chief Executive Officer and President of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael F. Adams
Michael F. Adams
Chief Executive Officer and President

Date: July 1, 2010

This certification accompanies each report of the Company on Form 10-Q and Form 10-K pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by §906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AdvanSource Biomaterials Corporation, a Delaware corporation (the "Company"), on Form 10-K for the fiscal year ended March 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David Volpe, the acting chief financial officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ David Volpe
David Volpe
Acting Chief Financial Officer

Date: July 1, 2010

This certification accompanies each report of the Company on Form 10-Q and Form 10-K pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by §906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.